Sumitomo Corporation

RECEIVED
2004 DEC 30 A 10: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

December 28, 2004

<u>By Federal Express</u>

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "<u>Company</u>"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "<u>Rule</u>") under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>").

Enclosed herewith please find a copy of the following document:

1. Social and Environmental Report 2004, dated Sep 29, 2004[in English].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).



Sumitomo corporation

SUMITOMO CORPORATION

SOCIAL AND ENVIRONMENTAL REPORT 2004

Contents

Editorial Policy

The Sumitomo Corporation Group regards its business philosophy, which places prime importance on integrity and sound management, as the cornerstone of its corporate ethics. In pursuing our diverse business activities, we have always based it on the needs of the time and society as we work to create new value.

The objective of this report is to impress on all stakeholders an understanding of the wide-ranging economic, social and environmental activities that we at Sumitomo Corporation have tackled as a global corporate group.

The annual environmental report that we initiated in 1999 was in 2003 expanded as a social and environmental report. Our aim in creating such a booklet is to help the public better understand the activities of the Sumitomo Corporation Group.

In compiling the 2004 report, we have enhanced the contents and focused on corporate social responsibility. As external guidelines, we referred to the following:

- Sustainability Reporting Guidelines of the Global Reporting Initiative (GRI) 2002
- Environmental Reporting Guidelines (FY2003 Version), Ministry of Environment
- Environmental Reporting Guidelines 2001 — With Focus on Stakeholders, Ministry of Economy, Trade and Industry
- Charter of Corporate Behavior (May 18, 2004), Nippon Keidanren (Japan Business Federation)

Notes:

○ This report covers the activities of Sumitomo Corporation and some Group companies from April 1, 2003 to March 31, 2004.

○ Financial results are on a consolidated basis. For more detailed information, please refer to the Annual Reports available on our website (http://www.sumitomocorp.co.jp/english/ir/invest/index.shtml)

○ We appreciate your comments regarding this publication. Please send them by e-mail to environment@sumitomocorp.co.jp

○ The previous report was published in September 2003; the next is scheduled for September 2005.

Sumitomo Corporation and Its Stakeholders

We consider it our corporate mission to achieve the "Prosperity and Dreams" of stakeholders through sound business activities. For Sumitomo Corporation to continue carrying out responsible business activities that benefit society, we think it important to maximize the Group's "integrated corporate strength" and foster relationships of trust and understanding with stakeholders.

Maximizing "integrated corporate strength," we realize "prosperity and dreams" in every field


Shareholders
Sumitomo Corporation
Customers
Society
Employees
Global Environment

Achieving Prosperity and Realizing Dreams — Sumitomo Business Philosophy

Sumitomo Business Philosophy

Underlying all our business activities is the Sumitomo business philosophy passed down over some 400 years. With integrity at its core, the philosophy covers contributions to society, consideration for the environment, coexistence with local communities and more, all of which have consistently been observed in our various operations. For example, some 100 years ago at the Besshi Copper Mine, a major business of our forerunner, much wood was consumed as fuel for refining copper ore, but at the same time, large-scale reforestation was performed. Moreover, we moved our refinery to an uninhabited island to alleviate air pollution and reused sulfurous acid gas, a pollutant, as fertilizer. Even in those days, we did business fully aware of our social responsibility.

Sumitomo Corporation continues to observe this business philosophy, placing high importance on integrity, complying with laws and regulations, contributing to local communities and giving consideration to the environment in its operations worldwide.



Achieving Prosperity and Realizing Dreams

Our Management Principles state that we will achieve prosperity for, and realize the dreams of, all stakeholders — shareholders, customers, employees, local communities —"through our sound business activities." To us, this means paying stable dividends to shareholders and gaining their support for our business activities; for customers, it means acquiring their trust by meeting various needs and providing the best and most appropriate services utilizing our core competence — our integrated corporate strength. And for employees, we think that giving them a stable economic base, as well as the opportunities for self-realization, will lead to their "prosperity and dreams."

In local communities, we give full consideration to protecting the environment and further, contribute to development through the creation of employment and infrastructure. This can be seen, for example, in the industrial parks that we operate overseas. In Indonesia, our park hosts some 80 tenant companies — representing some 35,000 jobs — and contributes greatly to that country's exports.

Finally, in the area of social contributions, we offer scholarships in 17 countries and support junior orchestras under the theme of "Fostering youth, the bearers of the future."

Our Efforts in Corporate Social Responsibility (CSR)

For us to assume corporate social responsibility through these activities, it is imperative that each employee understands Sumitomo's business philosophy and Sumitomo Corporation's Management Principles and Activity Guidelines, and connect them to their own actions. Our Activity Guidelines state "to com-



ply with laws and regulations, while maintaining the highest ethical standards," "to value transparency and openness," and "to attach great importance to protecting the global environment." In November 2000, we established a Compliance Committee and provide in-house education to promote adherence to these principles. Further, we established a "Speak Up System" where employees can directly convey in-house problems to the Committee and outside legal counsel. In addition, we formed a CSR Committee to handle information disclosure and further enhance education. As for protecting the global environment, we use the ISO14001 Environmental Management System to assess environmental impact before launching new businesses among other measures. A system has been created wherein I engage in direct dialogue on diverse themes — company direction, strategies and so forth — with a small number of employees at each level. Named "Direct Contact," this system is often a forum for discussing issues relating to CSR.

Furthermore, as part of training of directors, those in managerial positions, we have them visit the aforementioned Besshi Copper Mine and Memorial Hall so that they may see and feel the Sumitomo business philosophy for themselves. After the training, participants share with others in the organization the business spirit that they have thus experienced. Through such dialogue, Sumitomo's business philosophy is being perpetuated.

While maintaining healthy communication with all of our stakeholders, we will maximize our core competence, namely integrated corporate strength, and aim to achieve greater "prosperity and dreams."

Motoyuki Oka
President and CEO
September 2004

Company Profile (as of July 1, 2004)

Company Name:	Sumitomo Corporation
Establishment Date:	December 24, 1919
Shareholders' Equity*:	730.8 billion yen
Number of Offices:	155 locations in total
Overseas:	126 (71 countries)
Domestic:	29
Consolidated Subsidiaries*:	575 (383 overseas & 192 domestic) companies
Associated Companies (equity method)*:	217 (130 overseas & 87 domestic) companies
Total*:	792 companies
Number of Employees*:	4,683 (33,799 including consolidated subsidiaries)
Head Office:	8-11 Harumi 1-chome, Chuo-ku, Tokyo 104-8610, Japan http://www.sumitomocorp.co.jp/english

*as of March 31, 2004

Sumitomo Corporation Global Network


Europe & CIS
26 locations
Middle East & Africa
25 locations
Asia & Oceania
46 locations
North America
13 locations
Japan
29 locations
Central & South America
16 locations

CORPORATE SOCIAL RESPONSIBLITY

The history of the Sumitomo Group stretches back to the early 17th century, when the house of Sumitomo started its business. From those first years, Sumitomo family precepts and rules contained the concept of corporate social responsibility. Sumitomo Corporation is heir to those precepts and rules and has compiled them into Management Principles, Activity Guidelines, and SC Values, which are taught to each and every person in the Sumitomo Corporation Group. We fully intend to continue these activities and to develop ever more effective programs to implement this concept.



Four Centuries of Business Philosophy

Responsible Business Is Part of Sumitomo History

Four hundred years ago, our founder, Masatomo Sumitomo, wrote a document that became the foundation of Sumitomo's business philosophy. This philosophy, derived from his precepts, continues to flow through all Sumitomo activities from concepts that promote overall benefits to society to those that reflect our concern for the environment and encourage cooperation with local communities. A look into Sumitomo history shows that we have always been conscious of these social responsibilities, a stance that continues to this day.

Monjuin Shiigaki — the Foundation of Sumitomo's Business Philosophy

Step back about 400 years to Kyoto, when our founder, Masatomo Sumitomo (1585-1652), a Buddhist priest and purveyor of medicines and books, wrote *Monjuin Shiigaki*, a set of precepts. The document contained five articles — simple precepts upon which the family was to do business. The document tells us to "never take shortcuts, do everything with all your heart, and pay total attention to detail"— in other words, don't sacrifice trust for easy gains. This document has been passed down through the generations and is the root of Sumitomo's business philosophy today.



The Founder's Precepts written by Masatomo Sumitomo has an introduction followed by five articles.

Nanban-Buki (Western Refining) Saves the Silver

Masatomo Sumitomo's brother-in-law, Riemon Soga (1572-1636), learned copper smelting and coppersmithing and established Izumiya in Kyoto. In those days, Japan did not have the technology to extract silver from molten copper, so copper was exported with the silver content intact, which was not in Japan's favor. After a great deal of trial and error, Riemon developed a technique to extract the silver, utilizing lead. Rather than keeping it a secret, he shared his unique technique with other copper refineries in Osaka. With this technique, he helped keep Japan's precious silver from going overseas.



A drawing of the *Nanban-Buki* (a refining method) for separating silver from copper. (Sumitomo Museum)

Trade Contributes to Osaka's Growth

Riemon's oldest son, Tomomochi, moved the business from Kyoto to Osaka. He traded copper to the Chinese and Dutch and imported and sold such items as thread, textiles, sugar, medicines, and so on. The Sumitomo family grew to the point that people said "they have no equal in Osaka." Indeed, the family made significant contributions to Osaka's prosperity, and as Sumitomo's copper exports grew, the company began to operate copper mines of its own. A number of new mines were opened, including Yoshioka in Okayama Pref. and Sachiu in Yamagata Pref. Then, in 1690, Sumitomo developed the Besshi Copper Mine in Ehime Pref., which was one of the world's largest copper mines at that time.



Bar copper sold to foreign traders

Reforestation and Relocation of Refinery Show Concern for Environment

In 1894, Teigo Iba (1847-1926), the second manager of the Besshi Copper Mine and later the second Director General of Sumitomo, started a reforestation program to protect Mt. Besshi, which had been denuded to supply fuel for refining and mine shoring. His reforestation project planted tens of millions of trees. In addition, to solve the problem of sulfurous acid gas from the smelter smokestacks, Iba took eight years to move the smelter to the uninhabited island of Shisaka in the Seto Inland Sea. However, as the toxic smoke crossed the Inland Sea to affect the shore opposite the smelter, the next manager, Masaya Suzuki (later the third Director General, 1861-1922) said, "Mining and smelting destroy the nation's land. We should engage in business that preserves the land." With that, he launched a program to remove the toxicity of flue gas by developing desulphurization equipment. As a result, the company developed original technology that removed sulfuric acid from the flue gas and used it to make fertilizer.

Reforestation, relocation of a copper smelter, development of equipment to remove toxic elements and use them in fertilizers — these examples of sustainable businesses, concern for the environment and cooperation with local communities are still vital elements in the Sumitomo Group philosophy today.



The opening of the Besshi Copper Mine spawned a town, and the local area enjoyed significant growth. (*Besshi Copper Mine*, courtesy of Sumitomo Museum)



Teigo Iba　　Masaya Suzuki

Unswerving Business Philosophy and Contributions to Society

The Sumitomo company bylaws were published in 1891. In the first article, the "Business Principles," we find them still core to Sumitomo's business philosophy. The "Business Principles" are: "Place prime importance on integrity and sound management," "Manage activities with foresight and flexibility" and "Do not pursue easy gains or act imprudently." There are also many points that have not been officially written down. Among them is: "Profit for self and others, private and public interests, are one and the same." Specifically, Director General Iba instructed, "Sumitomo's business is for the profit of Sumitomo and at the same time for the profit of the community and the country." Since then, all Sumitomo Directors General have said, "Don't push only for profit, but always make sure of the proper balance between our profit and the public interest." In other words, we at Sumitomo keep corporate social responsibility in mind at all times.



Business Principles

1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

The "Business Principles," developed from the original Founder's Precepts, *Monjuin Shiigaki*

Doing Business with Corporate Social Responsibility

Sumitomo's corporate philosophy is to "conduct business in a manner that is responsible to society," a principle we have held since our founding. We are also concerned about the environment, as seen in the Besshi Copper Mine, and about cooperating with local communities. We think it is important for us to pursue not only profits for ourselves but also benefits for society as a whole. Throughout its history, Sumitomo has been noted for its contributions to society such as its charity. In a way, there is no need to re-emphasize the phrase "Corporate Social Responsibility (CSR)," since Sumitomo has been living this principle for centuries, and we apply it to every part of our business.



The Sumitomo Building in Osaka

Management Principles, Activity Guidelines and SC Values

Sumitomo Corporation has been heir to Sumitomo's business philosophy and, although trends and times change, we continue to instill this philosophy into each member of the Sumitomo Corporation family. In 1973, we published the "Sumitomo Corporation Business Charter"; in 1998, the charter was revised to more accurately reflect the times and the increasingly global nature of our business, resulting in the "Management Principles and Activity Guidelines."

Management Principles and Activity Guidelines

Sumitomo Corporation's Management Principles consist of a foreword and three articles describing the corporate mission, the fundamental policies, and the corporate culture. The Activity Guidelines are meant to provide guidance for everyday tasks.

CORPORATE MISSION STATEMENT
We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.

MANAGEMENT PRINCIPLES
- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

ACTIVITY GUIDELINES
- To act with honesty and sincerity on the basis of Sumitomo's business philosophy and in keeping with the Management Principles.
- To comply with laws and regulations while maintaining the highest ethical standards.
- To set high value on transparency and openness.
- To attach great importance to protecting the global environment.
- To contribute to society as a good corporate citizen.
- To achieve teamwork and integrated corporate strength through active communication.
- To set clear objectives and achieve them with enthusiasm.

SC VALUES

The SC Values were drafted to ensure that all executives and employees share the values contained in the Management Principles and Activity Guidelines. There are nine SC Values.

SC Values

1. Integrity and Sound Management:
   To comply with laws and regulations, while maintaining the highest ethical standards.
2. Integrated Corporate Strength:
   To create no boundaries within the organization; always to act with a company-wide perspective.
3. Vision:
   To create a clear vision of the future, and to communicate to share it within the organization.
4. Change and Innovation:
   To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action.
5. Commitment:
   To act responsibly and with initiative to achieve organizational objectives.
6. Enthusiasm:
   To act with enthusiasm and confidence, and to motivate others through such action.
7. Speed:
   To make quick decisions and act promptly.
8. Human Development:
   To fully support the development of others' potential.
9. Professionalism:
   To achieve and maintain high levels of expertise and skills.

for Managerial Staff



SC VALUES
〈経営職 管理職〉

1. 信用・確実 ——— 法と規則を守り、高潔な倫理を保持する。
2. 総合力 ——— 組織に壁をつくらず、常に全社的視野をもって行動する。
3. ビジョン ——— 明確なビジョンを掲げ、それをメンバーに伝え共有する。
4. 変革マインド ——— 多様な価値観と行動様式を受容し、変化をチャンスと捉え行動する。
5. コミットメント ——— 組織目標に向かって、責任をもって主体的に行動する。
6. 情熱 ——— 情熱・自信をもって行動し、メンバーに活力を与える。
7. スピード ——— 迅速に決断し、行動する。
8. 人材開発 ——— メンバーの能力開発を最大限に支援する。
9. プロフェッショナル — 高度な専門性・スキルを有する。



SC VALUES
〈 for Managerial staff 〉

1. Integrity and Sound Management	To comply with laws and regulations, while maintaining the highest ethical standards.
2. Integrated Corporate Strength	To create no boundaries within the organization; always to act with a company-wide perspective.
3. Vision	To create a clear vision of the future, and to communicate to share it within the organization.
4. Change and Innovation	To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action.
5. Commitment	To act responsibly and with initiative to achieve organizational objectives.
6. Enthusiasm	To act with enthusiasm and confidence, and to motivate others through such action.
7. Speed	To make quick decisions and act promptly.
8. Human Development	To fully support the development of others' potential.
9. Professionalism	To achieve and maintain high levels of expertise and skills.

SC Values cards given to everyone in the Sumitomo Corporation

Integrated Corporate Strength — Our Core Competence

Sumitomo Corporation's business is global in scale and covers a wide variety of business fields. Since our founding, we have done business in a way that meets the demands of the times and the needs of our customers. As a result, our businesses have grown. And the force behind this growth is our integrated corporate strength.

Strategic, Organic Integration

Core competence refers to an aggregate of our business foundation and diverse functions. The strategic and organic integration of these elements allows us to satisfy our customers' diversifying needs by creating and providing diversified values. Sumitomo Corporation's integrated corporate strength thus serves a wide variety of customer needs.

◎ **Business Foundation**

1. Trust
   Based on Sumitomo's business philosophy, we have cultivated customer trust over many years. This is the most fundamental and valuable asset of our business.
2. Global Network
   With offices, subsidiaries and associated companies worldwide, our business network provides a basic platform for the prompt and secure transfer of goods, funds, and information.
3. Global Relations
   Our company has established close and multifaceted relations with over 100,000 business partners around the world across all industries.
4. Intellectual Capital
   The wealth of know-how, experience, and information accumulated by our skilled personnel in diverse fields is also an important element of our solid business foundation.

◎ **Functions**

1. Business Development
   We excel in business creation, which involves identifying promising new products, developing new markets, and organizing appropriate business operations.
2. Logistics Solutions
   In addition to providing a wide range of integrated logistic services, we also develop and deploy services to match demand and supply of cargoes, trucks, and warehouse space.
3. Financial Services
   This includes fee collection/payment, provision of capital, project financing, and advanced financing services such as securitization of assets.
4. IT Solutions
   This involves the ability to build Supply Chain Management (SCM) systems and to support network business.
5. Risk Management
   Only an integrated trading company with decades of business experience can expertly manage diverse risks associated with credit standing, markets, and enterprise operations.

Core Competence—Integrated Corporate Strength


Creation and Provision of Diversified Values to Meet Customer Demand
Strategic and Organic Integration
Continual Enhancement of Functions
Continual Strengthening of the Business Foundation
Risk Management
Logistics Solutions
Business Development
Financial Services
IT Solutions
Global Relations
Trust
Global Network
Intellectual Capital

Examples of Integrated Corporate Strength*

● **Development of automobile sales business**

We have moved downstream with our automobile sales business, operating distributors (importers and wholesalers) and dealers (retailers) in countries around the world. Today we sell vehicles built by Japanese, European, and American auto makers. We are also involved with related financial services, providing the means for installment credit and auto lease financing.


Risk Management
Logistics Solutions
Business Development
IT Solutions
Financial Services
Global Relations
Trust
Global Network
Intellectual Capital

● **Organizing construction of electrical power plants**

Large projects such as construction of electrical power plants are founded on our global network and global relations. In-depth knowledge of the risk management and legal issues in different nations, and ability to arrange financing, logistics, and other matters are indispensable to these large projects.


Risk Management
Logistics Solutions
Business Development
Financial Services
IT Solutions
Global Relations
Trust
Global Network
Intellectual Capital

* These charts were produced to help the reader visually understand the integrated corporate strength demonstrated in these specific examples from Sumitomo Corporation.

Corporate Governance

With the "Sumitomo Business Spirit," which draws on the heritage of our founders, and the current Management Principles as our ethical backbone, we strive to build the most appropriate management principles and to conduct business in a way that benefits all Sumitomo stakeholders. To this end we are further strengthening our corporate governance.

Establishment of Corporate Governance Principles (April, 2003)

Sumitomo Corporation compiled the "Sumitomo Corporation Corporate Governance Principles," which express our basic thinking and stances on this matter. These principles are centered on the "Sumitomo Business Spirit" and "Management Principles." In addition, we state in the Corporate Governance Principles that we view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management" as well as "securing a high level of management transparency" required to achieve the first two goals. Based upon this belief, we have defined the functions of the Board of Directors, Directors, Executive Officers, Advisors, Councils and Committees, Board of Corporate Auditors, Corporate Auditors and information disclosure as well as our views behind them.

Corporate Governance Framework Benefiting from Diverse Viewpoints

At Sumitomo Corporation, we built a corporate governance system that attaches great importance to the auditing function. Of our five corporate auditors, three are from outside the company. Of these, two are lawyers — one is a former Public Prosecutor General, and another a former Supreme Court justice — while the other is an accounting professional, which ensures a variety of perspectives. Our corporate auditors can attend not only board of directors meetings but also internal executive meetings, ensuring that they obtain sufficient information.

Additionally, from a corporate governance viewpoint, we feel it is important to bring outside ideas and new perspectives to our management. For this purpose, we have four outside advisors, from whom we seek advice and suggestions on our management strategies and medium to longterm issues.

Corporate Governance Organization Chart


General Meeting of Shareholders
Board of Directors
(Chairman of the Board of Directors : Chairman)
Corporate Auditors & Board of Corporate Auditors
Advisors
President and CEO & Executive Officers
Company-wide Committees
(CSR Committee, Medium-Term Management Plan Promotion Support Committee, Promotion Team for Integrated Risk Management, IR Committee, Social Contribution Promotion Committee, Human Resources Committee, Compliance Committee, Global Environment Committee, Loan and Investment Committee, Information Security Committee)
Corporate Group
Business Units
Domestic and Overseas Offices

Five Areas of Implementation Based on the Corporate Governance Principles

Based on the Sumitomo Corporation Corporate Governance Principles, we increased the number of outside auditors, reduced the number of directors, and appointed outside advisors, among other steps. We implemented the following five measures:

1. Reinforcement and enhancement of the corporate auditing system
We added one outside accounting expert in addition to the two outside law experts. The majority of our corporate auditors now hail from outside the Company.

2. Appointment of outside advisors
We appointed four knowledgeable persons from outside the Company as advisors.

3. Reduction of the size of the Board of Directors
We have reduced the size of the Board of Directors to 13 (as of July, 2004).

4. Adoption of executive officer system
We aim to clarify executive responsibility and authority and to strengthen the oversight function of the Board.

5. Setting a limit to chairman and president's term of office
We decided that the term should not exceed three two-year terms in principle.

Continued Work in Pursuit of Most Suitable Corporate Governance

Under the revised Japanese Commercial Code of April 2003, we could have chosen the "Company with Committees System." However, we chose to continue with its internal auditor system, strengthening and enhancing it to ensure proper corporate governance. We decided that this system would be most effective and efficient for our operations.

We continue to examine and pursue the most suitable corporate governance framework, taking into account global trends and revisions in the Japanese Commercial Code, observing the benefits of corporate governance systems in use internationally while preserving the traditional Japanese corporate management principles.

Corporate Governance Principles

Fundamental Principle

The business spirit of Sumitomo is a business and management concept that has continued to flow throughout Sumitomo's operations for over 400 years. The Sumitomo Spirit was embodied in the "Business Principles" drafted in 1891(in the 24th year of Meiji). Namely:

1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

In 1998, we adopted the following Management Principles in order to develop a corporate vision for the 21st century while still adhering to the Sumitomo Spirit:

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

The Sumitomo Spirit and Management Principles are the ethical backbone of our company and serve as the unwavering truths that support our corporate governance. Realizing that, we have engaged in studies concerning the optimum managerial system for our company, namely a method of governance that responds to the trust placed in us by our shareholders while at the same time enabling management to reflect the interests of all stakeholders.

Ultimately, we view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management," as well as the "securing of managerial transparency" which is required to accomplish the same. At this time, the principles concerning the corporate governance of the company are as prescribed hereunder.

Board of Directors

(1) Role
- The board of directors renders decisions concerning key management matters and oversees the operation of the business by the directors and the executive officers.

(2) Composition
- The board of directors is comprised of all directors and corporate auditors. The number of directors shall be set within a scope which enables due deliberation and speedy and reasonable decision making by the board of directors. Currently, around 15 directors is considered an appropriate number.
- Further consideration will be given to the election of outside directors.

(3) Chairman & President and CEO
- The Chairman of the Board of Directors oversees the board of directors, while the President and CEO supervises and carries out the business of the company.
- Based on checks and balances, in principle there shall be both a Chairman and a President and CEO, and no one individual shall serve as both the Chairman and the President and CEO.

(4) Administration
- In principle, a meeting of the board of directors shall be convened once each month.
- In order to ensure the attendance of directors and corporate auditors at meetings of the board of directors, notice of the convening of regular meetings of the board of directors for the following year (from January to December) shall be provided early each December.
- Matters related to resolutions of the board of directors and specific standards for submitting matters for deliberation shall be prescribed in the company's internal rules "Matters Related to the Administration of Board of Directors."
- In order to fully promote the function of the board of directors and recognizing the need for all directors and corporate auditors to have accurate and complete information regarding items on the agenda, materials required for consideration of the agenda items shall, except in emergencies, be provided beforehand to all directors and corporate auditors.
- In principle, an explanation of each agenda item shall be provided by the director in charge of the matter submitted for deliberation, or by a director named thereby, but related directors may provide supplemental explanations when necessary in order to facilitate diverse debate. In addition, the executive officers or persons holding posts of department manager or above who are in charge of the matters may be called to attend when required for expert analytical explanations or for responses to specialized questions.

Directors (Board Members)

(1) Qualifications
- Candidates for directors shall be honest in character, highly insightful and capable and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.

(2) Representative Directors
- In principle, all directors shall be representative directors.

(3) Term of Office
- The term of office for a director shall be two years, but this shall not preclude reelection. Provided, however, that the term of office for directors appointed to fill vacancies or new directorships shall be the same as the term of office for the other sitting directors.
- Notwithstanding the foregoing, in principle, the term of office of the directors serving as the Chairman and the President and CEO shall not exceed three terms, or six years.

(4) Remuneration
- Remuneration provided to directors shall be within the monetary amount approved by a general meeting of shareholders and shall be decided by the board of directors.

(5) Duties
- Directors shall comply with laws, ordinances and the articles of incorporation and shall exercise the duty of a good manager to faithfully engage in their duties while taking into consideration the interests of all stakeholders.
- Directors shall not engage in activities contrary to the interests of the company. Moreover, the company shall be prohibited from making monetary loans to individual directors.
- Absent the consent of the company, directors shall not engage in their own businesses or concurrently serve in other posts.
- Directors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.

Executive Officers

(1) Executive Officer System
- With the approval of the board of directors, the following executive officers shall be appointed and delegated the execution of work:
  President and CEO
  Executive Vice President
  Senior Managing Executive Officer
  Managing Executive Officer
  Executive Officer
- With the exclusion of the Chairman, all directors shall concurrently serve as executive officers.

(2) Appointment
- Executive officers shall be appointed by resolution of the board of directors.

(3) Term of Office
- The term of office for an executive officer shall be two years, but this shall not preclude reelection.

(4) Remuneration
- Remuneration to executive officers shall be set as a position-based amount and shall reflect company performance and the evaluation of the executive officer. These standards shall be approved by the board of directors.
- The amount of remuneration for an executive officer position shall be determined by the President and CEO based on the foregoing standards, pursuant to the authorization of the board of directors.
- Remuneration provided to executive officers also serving as directors shall be included in the remuneration provided as a director.

(5) Duties
- Executive officers shall assume the same duties as the directors (see foregoing Item (5)).

Advisors
- With its goal of becoming a leading global company, the company shall appoint several outside knowledgeable persons as advisers, shall seek a wide variety of advice and proposals concerning management strategy, medium and long term issues, and the like from these advisers, and shall utilize the same in overall management.

Councils & Committees

(1) Management Council
- A management council shall be established as an advisory body for the President and CEO, and shall engage in the exchange of opinions and information concerning basic policies and key matters related to management.
- The management council shall be comprised of the Chairman, the President and CEO, Executive Vice President, and specific Senior Managing Executive Officers, Managing Executive Officers and Executive Officers.

(2) Compliance Committee
- The Compliance Committee shall strive for thorough compliance not only by the company but by all subsidiaries and affiliated companies in the group, based on the maintenance of management soundness.

Board of Corporate Auditors

(1) Role
- The board of corporate auditors holds the authority prescribed by law and ordinances. In addition, decisions concerning auditing policies, methods for examining the status of the business and assets of the company, and other matters related to the execution of the duties of corporate auditors shall be made by resolution of this board.

(2) Composition
- There shall be five corporate auditors, with three of these being outside corporate auditors.

(3) Administration
- In principle, the board of corporate auditors shall meet once each month.

Corporate Auditors

(1) Role
- Each corporate auditor shall audit the execution of duties by directors as members of the board of directors and as executive officers (representative directors).

(2) Qualifications
- Candidates for outside corporate auditors shall be honest in character, highly insightful and capable, hold a high degree of specialized knowledge and a wealth of experience in specific fields such as law, accounting, business management, and the like, and shall be persons who endorse the company's management principles and policies. Gender and nationality etc. shall be of no consequence.
- Candidates for internal corporate auditors shall be honest in character, highly insightful and capable, and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.

(3) Remuneration
- Remuneration provided to corporate auditors shall be within the monetary amount approved by a general meeting of shareholders, and shall be decided upon mutual consultation of the corporate auditors.

(4) Duties
- Corporate auditors shall attend meetings of the board of directors, and when necessary shall express their opinions thereat. In addition, corporate auditors may attend all other internal meetings, including those of the management council.
- Corporate auditors shall observe laws, ordinances and the articles of incorporation, and shall exercise the care of a good manager in the faithful execution of their duties.
- Corporate auditors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.

Disclosure of Information
- In an effort to bring an accurate understanding of the company's management policies and business activities to all stakeholders, the company shall strive to make full disclosure, not limiting itself to the disclosure of information required by law, but also actively pursuing the voluntary disclosure of information.

Compliance Implemented by Top Management

In many corporate scandals, it is the failure of lower ranks to report promptly illegal goings-on to top management that prevents a company from responding appropriately. The Company, through our Activity Guidelines and other documents, clearly states that we shall comply with laws and regulations while maintaining the highest ethical standards.

In addition, in November 2000, a Compliance Committee was established in order to strengthen our system of compliance under the direct supervision of the President.

Compliance First and Prompt Report

The most important aspect of compliance management is for each employee and officer to become aware of and focus on compliance. Any action that may be construed as a compliance breach must be avoided completely. Any compliance breach by officers or employees in pursuit of profits for the Company is impermissible.

In cases where any compliance issue should arise, we request officers and employees to report the issue immediately and without fail to their supervisor or staff of the relevant departments, as it is necessary to promptly cope with any such compliance issue.

Organization Chart


President and CEO
Compliance Committee
Chairperson:Senior Managing Executive Officer, Responsible for Human Resources Development & Information Management Group
Members (General Manager of each of the following Departments):
• Internal Auditing Dept.
• Corporate Planning & Coordination Dept.
• Public Relation Dept.
• Personnel Dept.
• Legal Dept.
• IT Planning & Promotion Dept.
• Accounting Controlling Dept.
• Planning & Administration Dept., Financial Resources Management Group
Adviser: Outside Counsel
Secretariat: Legal Dept.
Corporate Group
Business Units
Compliance Leaders
(General Manager of each of Planning & Administration Departments)
Overseas
Compliance Leaders
• General Manager for the Americas, Europe, China, Middle East and CIS
• Subsidiaries
• Branches
Domestic
Compliance Leaders
Regional Business Unit
Subsidiaries

Compliance Guiding Principles

The Compliance Committee is responsible for drafting and reviewing the *Compliance Manual* and distributing it to all officers and employees. The *Compliance Manual* is intended to help officers and employees incorporate compliance into their practices. The *Compliance Manual* contains the following 18 Guiding Principles:

○ For Daily Business Activities

1. Observing the Anti-trust Law
2. Security and Trade Control
3. Customs/Controlled Items
4. Compliance with Business Related Laws
5. Respecting and Protecting Intellectual Property Rights
6. Prohibition of Unfair Competition
7. Information Management
8. Preservation of the Environment
9. Business Transactions Overseas

○ As a Member of Society

10. Prohibition of Giving and Receiving Bribes
11. Prevention of Unlawful Payment to Foreign Government Employees
12. Political Contributions
13. Confrontation with Antisocial Forces

○ To Create a Comfortable Working Environment

14. Respect for Human Rights
15. Eliminating Sexual Harassment

○ For Individual Actions

16. Regulation on Insider Trading
17. Elimination of Conflict of Interest
18. Proper Use of Information System

Encouraging Compliance Awareness among Officers and Employees at Every Opportunity

We regularly conduct compliance seminars targeted at various groups such as new recruits, newly promoted/appointed managers and corporate officers, as well as all officers and employees. We also make use of various conferences held by the Company in Japan and overseas in which compliance seminars are incorporated. Further, the latest version of the *Compliance Manual*, references to respective applicable laws and regulations, related Corporate Rules, and other manuals are available on the Company's Intranet.


COMPLIANCE MANUAL
コンプライアンス
マニュアル

Compliance Manual distributed to all officers and employees

Speak Up System Allows Officers and Employees to Directly Contact the Compliance Committee

When compliance problems occur, they should be handled through the chain of command. However, for situations where reports cannot be made through the chain of command or routine methods do not work, a system has been created whereby those who have noticed problems may directly contact the Compliance Committee. We call this system the Speak Up System. Outside legal counsel and corporate auditors, as well as the secretariat of the Compliance Committee were included as additional points of contact in August 2003, further strengthing the Speak Up System.

Although in principle the informant is required to disclose his or her identity, at the same time, the system ensures that not only are both the identity of the informant and the information kept confidential, but also that no unfair treatment befalls the informant as a result of his/her actions. The Compliance Committee is responsible for appropriately handling all information it has received from the aforementioned points of contact.

The Speak Up System


Compliance Committee
Investigation and appropriate handling based on investigation results
Corporate Auditor
Legal Counsel
Informant
Speak Up
Feedback

Promoting Introduction of "Speak Up System" Among Subsidiaries

In June 2004, the Diet passed the "Public Informant Protection Act" to help protect whistle-blowers from being unfairly treated by their companies. Some of our subsidiaries have already adopted their own speak up systems, and based upon the Act we are planning to introduce similar compliance committees and speak up systems. The speak up system of each subsidiary shall include the secretariat of the Compliance Committee of the respective subsidiary, outside legal counsel and the secretariat of the Compliance Committee of Sumitomo Corporation as points of contact.

Column

We endeavor to instill Management Principles and business strategies in the company through direct contact between management and employees.

To achieve our business goals, each employee must first and foremost understand the goals and then take action to help achieve them. The key is excellent internal communication.

Excellent communication between superiors and employees in the office is fundamental. Since 1997, we have been holding "direct contact" sessions between employees and the president and general managers of business units. Through these informal gatherings, ideas about the future directions and business strategies of Sumitomo Corporation are shared. The talks not only let management convey corporate messages to employees, but let management hear and respond to employee feedback and possibly reflect it in company strategies.

In addition, MM (Monday Morning) Message sessions are held where general managers of the Dept., who are in charge of implementing business strategies, convey their ideas on various themes to the members every week. Of course, such information could be more efficiently conveyed by e-mail, but we think the MM Message sessions, in which the members of a section can freely communicate in person, help create a common awareness of goals.









President's Direct Talks with Various Groups in 2003

Name	Frequency	Number of Employees Participated
General Manager Small Meeting	12	20 per meeting; 240 total
Team Leader Meeting	3	340 in total
Nonmanagerial Staff Meeting	1	60
Jobsite Visit	10	20 per meeting; 200 total
Group Top Management Meeting	1	120

In addition, approx. 10 meetings were held with employees of overseas offices and subsidiaries in North America, South America, Europe and Asia.



[illegible]SINES[illegible] MANAG[illegible]

As an inte[illegible]grated tradi[illegible] co[illegible] in virtu[illegible]y all indus[illegible]ial [illegible] deve[illegible] diversified b[illegible] deali[illegible]h the needs o[illegible] for thos[illegible] activities are supp[illegible] streng[illegible]

Our a[illegible] is to realize our stakeholde[illegible] prosperity and dreams [illegible] maximizing our "integrated corporate strength" and for this purpose we have a Medium-Term Man[illegible]ement Plan and other business strategies to expand our earnings base and enhance our corporate strength.

Organized for Maximum Flexibility

In general, Sumitomo Corporation is organized into three segments: the Corporate Group, individual Business Units, and domestic and overseas Offices and Subsidiaries.

So as to promote diversification more efficiently and to maximize our integrated corporate strength, each division and group is under the direct control of the President and Executive Officers. It is a simple organizational structure with great flexibility.

Organized by Field and Function

The Corporate Group consists of the Internal Auditing Dept., the Corporate Planning & Coordination Office, the Human Resources Development & Information Management Group, and the Financial Resources Management Group.

There are nine individual Business Units, organized by field and function. The General Managers of each unit, while coordinating cooperation with offices and subsidiaries in and outside of Japan, formulate and promote global business strategies for the whole spectrum of products they oversee.

Offices and subsidiaries in Japan and overseas harmonize the global product strategies of our Business Units, and promote locally rooted businesses. Although our organization is divided by function and business, it has a functional and efficient structure because companywide teams under the direct control of the President and Executive Officers can be assembled if necessary.

Organization (as of July 1, 2004)

General Meeting of Shareholders

- Board of Directors (Chairman of the Board of Directors:Chairman)
- Board of Corporate Auditors

President and CEO & Executive Officers

Corporate Group

- Internal Auditing Dept.
- Corporate Planning & Coordination Office
- Human Resources Development & Information Management Group
- Financial Resources Management Group

Business Units

- Metal Products Business Unit
- Transportation & Construction Systems Business Unit
- Machinery & Electric Business Unit
- Media, Electronics & Network Business Unit
- Chemical Business Unit
- Mineral Resources & Energy Business Unit
- Consumer Goods & Service Business Unit
- Materials & Real Estate Business Unit
- Financial & Logistics Business Unit

Domestic and Overseas Offices

Business Profiles

There are eight Business Units classified by product, and a ninth by function, the Financial & Logistics Business Unit. Their activities are introduced below. In addition, this section will explain the business profiles of our domestic and overseas offices and subsidiaries.

Metal Products

This Business Unit handles mainly steel, steel tubular products, and non-ferrous metal products such as aluminum. Operations include steel-sheet processing centers for automobiles and home appliances and integrated services to petroleum and natural gas companies utilizing supply-chain management. This Business Unit is promoting thus a global operation.

□ Chromium-free steel sheets suitable for recycling

Based on requests from electronics manufacturers in Japan, the Iron & Steel Division No.2 each month is selling approximately 16,000-ton chromium-free steel sheets to parts makers through our 13 Steel Service Centers in Japan and ASEAN countries. These products do not cause the release of toxic chromium when products using them, such as home appliances, computers, VCRs and DVD players, are recycled.



Transportation & Construction Systems

Ships, railroads, other transportation systems and construction equipment are the mainstays of this unit. In addition to trade in various countries, we also operate businesses with high added value such as aircraft leasing, automobile and construction equipment dealerships, and financing centered on auto loans.

□ Urban transport project aiming to ease urban congestion and reduce CO_2 emissions

This Business Unit handles the construction and maintenance of a new urban transport system, different from conventional systems, to ease congestion in an environment-friendly way. In Manila, the Philippines, we constructed a light rapid transit (LRT) system along a main trunk road of the city; it has become a valuable mode of transport . We have also received orders for a system to control and service the operation of rubber-tire vehicles via computer from international airports in the U.S., Hong Kong and South Korea as well as Osaka. The monorail launched in the suburb of Osaka is running smoothly and eases daily commuting.



Crystal Mover, an automated train with rubber tires

Machinery & Electric

This Business Unit handles infrastructure for power generation, telecommunications, waterworks, sewage treatment, natural gas and pipelines operations. It also handles new technologies in emerging areas such as biotechnology, clean energy and IT (information technology). We conduct world-scale, conventional EPC (Engineering Procurement and Construction) business and trading, and operate electric power, waterworks and telecommunications facilities.

□ Energy-saving business reduces costs

Our ESCO (Energy Service Companies) activities involve diagnosing office buildings, commercial facilities and factories, remodeling them to reduce energy costs by specified amounts, and share the savings with clients. We achieved good results with our power-saving solutions in Thailand and are now preparing to expand the business to cover lighting, air conditioning, and frequency control co-generation in Japan, Asia and the Middle East.


A power-saving device in Thailand

Media, Electronics & Network

Our activities in media include cable TV, programming and movies. In the area of electronics, we are focusing on trading of cutting-edge electronics materials and devices as well as development of electronics manufacturing services (EMS) in Japan, China and ASEAN countries. Our network businesses consist of IT solutions, telecommunications and Internet-related businesses.

□ Community-based broadcasting and telecommunications

Jupiter Telecommunications, one of our affiliates, is Japan's largest cable TV multiple system operator. Jupiter operates under the J-COM Broadband brand and has 20 cable systems spread across the main regions of Hokkaido, Kanto, Kansai and Kyushu. In addition to cable TV broadcasting — which includes news, movies, sports, documentaries and community channels — Jupiter also provides Internet and telephone service. Through these services, we aim to contribute to the quality of life in local communities.


J-COM Broadband Sapporo's TV crew in action

Chemical

The Chemical Business Unit is committed to pursuing new business opportunities by shifting our resources into advanced, cutting-edge fields, such as new materials, electronics, biotechnology and medical care, and into overseas businesses, especially in China. In the area of plastics and organic chemicals, we continue to concentrate our resources in highly profitable areas such as the automotive and home appliance fields.

□ Environment-friendly pest control through pheromone technology

Our AgriScience Dept. is experimenting with a new generation of environment-friendly products and methods for crop protection. One is a pheromone-based product of natural origin that prevents pests from mating and thus stops their development cycle before the harmful stage. This biocontrol product, which has a very low impact on the environment, has already been used in over ten countries including France, where it is widely acknowledged by fruit farmers as effective in controlling pests in apples and pears. We plan to continue focusing on such environment-friendly products for which demand is certain to grow.


Low environmental impact pheromone-based product

Mineral Resources & Energy

The Mineral Resources & Energy Business Unit is engaged in the development of natural resources such as coal mining project in Australia, copper mining project and LNG project in Indonesia, and oil development project in the U.K. (North Sea) in order to bring stable supplies of valuable natural resources to Japan. This unit is also developing environment-friendly businesses such as wind power generation and biomass power generation.

☐ Copper mining project in Indonesia contributes to local community

Our joint venture project of copper mining in Indonesia has created local employment for over 4,000 Indonesian nationals. Under the corporate principle of coexistence with local communities, the company operating at the site is providing infrastructure, including irrigation for the nearby villages and a portable water distribution system. They have also rehabilitated elementary schools and are promoting education by supplying furniture and school books, and by offering scholarships to high-school and university students. Our activities together with the company's other various businesses in Indonesia were recognized by the Indonesian government in the form of a corporate award from the President in June 2003.



A production line that effectively takes out copper concentrate from mineral ore in Indonesia

Consumer Goods & Service

This Business Unit handles foodstuffs such as wheat, soybeans, bananas and meat; textiles; and the retail operation of supermarkets and drugstores. We currently focus on establishing a system of traceability — in the case of foodstuffs, from farms and plantations to store shelves — due to consumer demand.

☐ Food business training system

The Foodstuff & Fertilizer Division holds a training course for division staff and employees in our foodstuff-related subsidiaries and affiliates to ensure food safety. In 2004, some 200 people attended a basic course, an advanced course and a quality-control management seminar. These courses, presented with the cooperation of external consultants, use original curricula tailored to job positions and work criteria and aim for the high standard of courses given by foodstuff makers. We will continue to train our employees to raise our standards.



Reference material for food safety

Materials & Real Estate

This Business Unit handles such products as cement, lumber, pulp and paper, tires, and real-estate fields including planning, development, rental, sales and property management.

☐ Waste-reduction management system

In office buildings, refuse is generally collected from receptacles on each floor and sorted at a waste-collection point. At Harumi Triton Square, site of our main office building, a waste-sorting system is operated by Sumisho Building Management Co., Ltd. and others by which trash is sorted at the tenant level. In addition, a jointly developed "garbage measurement management system" weighs every tenant's garbage sorted type. With this system, we hope to reduce waste throughout the building by having tenants bear the cost of the disposal of their refuse.



The garbage measurement management system at Harumi Triton Square

Financial & Logistics

This unit handles finance-related business such as business investments and commodity derivatives, as well as logistics-related business — from the delivery of TV shopping products to plant transfer services. It also handles the development, sales and operation of industrial parks that offer manufacturers overseas production centers, and insurance-related businesses targeting individuals and corporations.

□ Our efforts in greenhouse gas emissions

The Commodity Business Dept. focuses on emission trading, one of the Kyoto flexibility mechanisms that helps reduce global greenhouse gas emissions level. To this end, the department acquired 100,000T-CO_2 (tonne CO_2 equivalent) of carbon reductions credit or Assigned Amount Units (AAUs) guaranteed by the government of the Slovakian Republic.

AAUs are one of four tradable emission credits defined by the Kyoto protocol and are essentially allowances assigned by the government to each domestic entity. The AAUs acquired by the Commodity Business Dept. are backed by real emission reductions within Slovakia resulting from fuel switch from brown coal (lignite) to natural gas at small communal hot-water and steam supply facilities. Thanks to the lower sulfur content of natural gas, the fuel conversion is thought to have improved the air quality in the region as well as reduced the CO_2 emissions level.



The emission allowance (AAU) purchase from a Slovakian company was the world's first such deal guaranteed by a government.

Domestic and Overseas Offices and Subsidiaries

Our corporate strengths are optimized by integrating the strategies developed by each business unit for their products with those put into place by our domestic and overseas offices and subsidiaries for operation region by region.

□ Contributions and development of eco-business meeting local conditions

Hokkaido District Heating Co., Ltd. supplies heat to business facilities and 8,000 households. It operates in the Ashibetsu and Makomanai districts of Sapporo City, covering some 880,000 square meters in all. In February 2003, we opened a plant that annually uses 29,000 tons of RDF (Refuse Derived Fuel) composed of office paper refuse (50%), wood refuse from construction sites (40%) and plastic refuse (10%). This environment-friendly recycled fuel generates 80% of the heating supply for the Ashibetsu area.

Our Kansai Regional Business Unit is selling a Kyowa-made filter unit, a sack made of synthetic-fiber net used in civil engineering work along shores. By packing the sack with small rubble stones, the unit provides a porous space, which varies depending on the diameter of the stones. Thus filled, the filters can be used to make a suitable environment for an underwater habitat or base for vegetation and thus improve the shores along which they are deployed. The flexible filters easily accommodate irregular topographies, and their uses include the prevention of landslides, the shoring up of earth and sand, the strengthening of riverbanks and coasts, and the protection of bridge piers.

Kyushu·Okinawa Regional Business Unit is tackling cogeneration systems, mat-baskets for shore protection projects, and sales of various kinds of scrap as part of its environment business. Further, in line with the aim of the *Hakata Ekimaedori Kasseika Kyogikai* ("Association for Revitalizing the Street in Front of Hakata Station"), our volunteers clean the area surrounding the building early in the morning on the third Thursday every month, in an effort to promote communication with the local community and raise employee awareness of the environment.



RDFs (Refuse Derived Fuels) in use at Hokkaido District Heating Co., Ltd.

Overseas, Summit Pulp & Paper Inc., a subsidiary of Sumitomo Corporation of America, operates a waste paper collection business. It is a large recycling business on the West Coast with three plants in California. It purchases waste paper from retailers, sorts it according to fiber strength and other factors, and then sells it to paper recycling factories in the U.S., China and Japan, contributing to the recycling of more than 130,000 tons of paper each year.



Kyowa-made filter units create a habitat for living things



Summit Pulp & Paper Inc., a company specialized in waste paper recycling

Medium-Term Management Plan — Our Business Base

For Sumitomo Corporation to steadily fulfill its social responsibility toward society, the economy and the enviroment, a firm earnings base and corporate strength are required. To realize this goal speedily and surely, we have implemented our Medium-Term Management Plan every two years since FY1999.

AA Plan Aiming at Renewing Record Profit Levels for Two Consecutive Years

We are currently implementing a Medium-Term Management Plan called the AA Plan (FY2003-2004). AA stands for "Approach for Achievement" and refers to the earning power that covers shareholders' capital costs, our goal since 1999. Specifically, our goal is to achieve a risk-adjusted return ratio of 7.5%.

We see the recent changes in the business environment as an opportunity for us, a global and diversified company, to expand. Under the AA Plan we are aggressively utilizing management resources and aiming at a risk-adjusted return ratio of 6% or higher and record profit levels for two consecutive years.

Basic Policies of the AA Plan

Expansion of the earnings base and strategic moves to the future by maximizing our "integrated corporate strength"

- Utilizing management resources to the fullest extent by advancing the Business Portfolio Strategy
- Exploring and developing various businesses by maximizing our "integrated corporate strength"
- Tackling new technology, potential market and region
- Human resources management for strengthening our business foundation

Enhancing our corporate strength with efficiency and soundness

- Efficient group operation on a global basis
- Advancing risk management
- Thorough legal compliance

Steps in Our Reforms

Consolidated Net Profit & Risk-Adjusted Return Ratio (RR)*1 (net-income basesd)


Consolidated net income (100 millions of yen)
Consolidated net income
RR
RR(%)
800
600
400
200
0
-200
8
6
4
2
0
-2
-131
323
3.7%
505
477
3.0%
139
666
700
6.0%
(fiscal year)
'98
'99
'00
'01
'02
'03
'04
(target)

Basic Profit (Gross profit-Selling, general and administrative expenses-interest expenses, net of interest income + Dividends) x (1-Tax Rate)+Equity in earnings of associated companies, net


(100 millions of yen)
1000
800
600
400
200
0
250
343
433
462
622
668
934
(fiscal year)
'98
'99
'00
'01
'02
'03
'04
(target)

Risk-Adjusted Assets by Risk-Adjusted Return Ratio


RR: risk-adjusted return ratio (net-income based)
RR>7.5% 7.5%>RR>3.0% 3%>RR>0% 0%>RR
(year-end of fiscal year)
Total risk-adjusted assets
(Corporate Group excluded)
'97
19%
17%
34%
30%
9,700
'02
41%
24%
9%
26%
8,010
'04
(target)
59%
25%
8%
8%
9,910
(100 millions of yen)
0
2,000
4,000
6,000
8,000
10,000

*1 Risk-adjusted return ratio (RR): Our unique index of what profit can be expected given potential business risks; Consolidated return (profit) ÷ consolidated risk-adjusted assets (maximum possible loss)

Results and Assessment of First Year (FY2003) Under AA Plan

In FY2003 we achieved our profit target of ¥60 billion for the first year of the AA Plan. Our consolidated net income was ¥66.6 billion as a result of improved performance: the Jupiter Telecom cable TV business became profitable, the financial balance of the copper and gold mine project in Indonesia improved, as did that of marketable securities. Our basic profit steadily expanded, and as a result of our efforts to focus on our core businesses, net income by segment for this fiscal year by and large improved.

Total assets increased by ¥156.3 billion to ¥5,012.5 billion compared with the year-end of the previous fiscal year, thanks to the increase in operating assets accompanying the expansion of our earnings base and the increase in unrealized capital gain of shares.

Shareholders' equity increased by ¥112.1 billion from the previous year to ¥730.8 billion, thanks to the recovery of the stock price and an increase in retained earnings. As a result, shareholders' equity ratio reached 14.6%, up 1.9 points compared with the previous fiscal year.

We will make efforts towards playing a role as a good corporate citizen by returning our profits to shareholders, employees, local communities, and so on.

Relationship with Stakeholders


Shareholders
Society
dividends
investment
provision of venue for business
local contribution
Sumitomo Corporation Group
stable living base
labor
Employees
investment and costs for environmental preservation
natural resources, etc.
price
products, services, business cooperation, etc.
Global Environment
Customers

Financial Results


Net Income & Basic Profit (FY2001 - FY2003)
(100 millions of yen)
Net income
Basic profit
800
600
400
200
0
477
462
139
622
666
668
'01
'02
'03 (fiscal year)


Net Income by Segment (FY2001 - FY2003)
'01
'02
'03
Metal Products
45
63
76
Transportation & Construction Systems
43
56
96
Machinery & Electric
41
18
18
Media, Electronics & Network
63
85
75
Chemical
-1
19
11
Mineral Resources & Energy
24
39
71
Consumer Goods & Service
51
53
58
Materials & Real Estate
30
16
92
Financial & Logistics
13
20
24
Domestic Offices and Subsidiaries
-49
41
17
Overseas Offices and Subsidiaries
79
71
70
-60
-40
0
20
40
60
80
100
(100 millions of yen)


Total Asset, Shareholders' Equity & Shareholders' Equity Ratio (FY2001 - FY2003)
(100 millions of yen)
Total assets
Shareholders' Equity
Shareholders' Equity Ratio
(%)
60,000
40,000
20,000
0
15
14
13
12
11
48,602
48,562
50,125
13.5%
12.7%
14.6%
6,580
6,187
7,308
'01
'02
'03 (fiscal year)

Unified, Companywide Effort Toward Risk Management

To minimize potential risks that could have a serious impact on business and to establish a management system that can handle problems when they occur are two very important issues for a corporation. For this reason we have worked to establish a risk management system.

Definition of Risks and Risk Management

We define risk as the possibility that cashflow may deviate from our projections — in other words, "uncertainty." This refers to problems projected beforehand, or possible losses due to unexpected situations, or the possibility that returns do not meet projections. We classify these risks into 1) "quantifiable risks" such as uncollectible account receivables and reduced inventory value; and 2) "un-quantifiable risks" such as those due to human error and natural disasters, and manage them accordingly.

Purpose of Risk Management

1. Stable business results (Survival)
   Minimize gap between profit projections and actual results
2. Enhanced corporate strength (Quiet Night's Sleep)
   Manage total risks within our strength
3. Maintenance of trust (Good Citizenship)
   Fulfill social responsibility such as compliance with laws and regulations

• Quantifiable Risks

The quantifiable risks are those for which we can work to secure commensurate profit by utilizing risk-management tools and methods such as the "3 Strategic Measures," including risk-adjusted returns. These can be also called "value-creating risks."

• Un-quantifiable Risks

Among the risks impossible or difficult to quantify are those that are not readily evident. Once they become evident, they can have a major impact on corporate management and call for companywide measures. These risks generally don't bring returns, only losses, and so can be called "value-destroying risks."

Risk Management Organization and Structure

The main roles of the Financial Resources Management Group include 1) establishment of risk management framework (rules, organizational structure, systems, etc.) at the companywide level; 2) development and improvement of unified, companywide decision-making support tools and methods; 3) after-the-fact monitoring of risk status at the companywide level, and reporting to management; 4) risk analysis of strategically important regions and business fields; and 5) establishment of a customer-rating system for internal purposes.

Based on the companywide framework, the risk management of each Business Unit is implemented by its General Manager and supported by each unit's Planning & Administration Dept.

We have committees related to risk management. A Loan and Investment Committee and Compliance Committee deliberate on important subjects as well as formulate, revise and abolish major regulations, systems and guidelines from a companywide viewpoint.


General Meeting of Shareholders
Board of Directors
(Chairman of the Board of Directors:Chairman)
Board of Corporate Auditors
President and CEO & Executive Officers
Committee
Compliance Committee
Loan and Investment Committee
Promotion Team for Integrated Risk Management
Information Security Committee
Internal Auditing Dept.
Corporate Planning & Coordination Office
Financial Resources Management Group
Human Resources Development & Information Management Group
Corporate Group
Domestic and Overseas Offices
Financial & Logistics Business Unit
Materials & Real Estate Business Unit
Consumer Goods & Service Business Unit
Mineral Resources & Energy Business Unit
Chemical Business Unit
Media, Electronics & Network Business Unit
Machinery & Electric Business Unit
Transportation & Construction Systems Business Unit
Metal Products Business Unit
Business Units

Measures for Risk Management

Our "Basic Standards of Companywide Risk Management" are rules and guidelines relating to companywide risk management. They stipulate the definition of risks, the purpose and basic policy of risk management, and the roles of each organization. Accordingly, risk-management standards related to credit, marketing and investment are stipulated for each quantifiable risk.

Internal Standards for Management of Quantifiable Risks

Basic Standards of Companywide Risk Management

Definition of risks, purpose and basic policy of risk management, roles of each organization

- **Credit Risk Management Regulations**
  - System of Internal Rating of Customers (SCR)
  - Determining authority and risk quantification based on the rating
- **Market Risk Management Regulations**
  - Each of the front/middle/back offices bears responsibility for its functions and all check each other
  - Loss-limit management (management of worst-case loss limit) based on Gross/Net, range of balance and VaR
- **Investment Risk Management Regulations**
  - Establishment of investment standards (selection of field)
  - Monitoring after investments, Exit Rules (establishment of standards to shut down a business)

Promotion Team for Integrated Risk Management

Under a previous system, risk management for un-quantifiable risks was undertaken voluntarily by each separate Business Unit, along with specialists under Corporate Group control. We augmented this system by establishing the Promotion Team for Integrated Risk Management in May 2002 to organically connect these separate management entities and carry out a companywide review from a viewpoint of corporate protection.

Promotion Team for Integrated Risk Management

Team leader: General Manager, Financial Resources Management Group
Team members: Each General Manager of Planning & Administration Dept., of Business Units; General Manager, Planning & Administration Dept., Kansai; General Manager, Planning & Administration Dept., Chubu; General Manager, Planning & Administration Dept., Kyushu & Okinawa; General Managers within Corporate Group; General Manager of Insurance Business Dept.
Secretariat: Planning & Administration Dept. Financial Resources Management Group, Legal Dept., Corporate Planning & Coordination Dept.

Functions of Promotion Team for Integrated Risk Management

The Promotion Team for Integrated Risk Management performs the following at a companywide level and then reports to and advises management.

- Closely examines, analyzes and assesses the un-quantifiable risks surrounding our Group
- Ranks by priority the un-quantifiable risks that should be tackled at a companywide level
- Formulates quantifiable against un-quantifiable risks with a higher priority, and monitors the status of implementation

Risk Map

	Frequency 1 (high)	Frequency 2 (medium)	Frequency 3 (low)
Degree of impact A (large)	High Risk		
Degree of impact B (medium)			
Degree of impact C (small)			Low Risk

We have classified 107 un-quantifiable risks into nine categories from low to high.

Enhancement of Risk Sensitivity

To raise employee sensitivity toward the various risks in business and enforce compliance, we are carrying out the following:

- Holding seminars for case studies
- Gathering incident data and internal feedback
- Enhancing various in-house training courses (Sumitomo Coporation Business College) hosted by the Personnel Dept.



SUMITOMO CORPORATI[illegible] [illegible] SOCIE[illegible]

As an integrated trading compan[illegible] Corporation operates on a global scale and is in a positi[illegible] progress in many communities. In our global operat[illegible] concentrate on hiring and training a diverse workforce. By [illegible] local societies, we hope to repay the communities [illegible] businesses. We also take an active role in programs that provide schooling and other educational help to youngsters.



Our Training Programs Result in Proposals for New Businesses

Business Creator Program

In 2003, Sumitomo Corporation undertook an unprecedented training program. The trainees developed a complete business plan for a new area and presented that plan to management. In other words, creators of new businesses were being trained. *Turning knowledge into an actual new business provided trainees with new challenges and continual surprise. This training* program helps make the most of Sumitomo Corporation's core competence, which is "integrated corporate strength."

Training Programs to Help Turn Knowledge Into Viable Businesses

Sumitomo Corporation has always conducted numerous practical training courses, covering commerce, trade, and foreign languages. Nevertheless, the rote memorization and lecture-based training of the past are no longer sufficient to cope with the rapid and diverse changes in today's business world. So we incorporated action learning and created the Business Creator Program, the first of which was held in 2003. The seminar requires students to use their newly acquired knowledge and skills to create a business plan and present it to management.

Small-Group Approach Refines Business Plans

Students of the Business Creator Program totaled 25, all 9- to 16-year veterans who had been recommended by their managers. The seminar held seven camp sessions, each of which offered specific, everyday knowledge in some field, such as finance. Then each participant had to create a plan for a "business that does not exist today." *Along with outside consultants, the plans were thoroughly vetted, and the best four* were chosen. The seminar participants then divided up into four groups and spent three months of after-hours and weekends preparing business plans, including hearings inside and outside the company, so the plans could be presented to management.

Training Personnel Who Know the "Strengths" of Sumitomo

When presented new business plans by the seminar participants, management said, "There are many factors that cause new businesses to fail, but we hope you will continue to face the challenge." Management had many positive comments, and participants felt their time had been well spent. In the seminar, they went from nothing to something, taking knowledge and skills and building toward actuality. For the participants of the seminar, the best part of the learning experience was finding out what knowledge and thinking are necessary to create new businesses and how management approaches new business possibilities. They experienced the kind of group cooperation necessary to build a business plan and were reminded of the importance of communication when they were putting the plans together.

Details of the Business Creator Program

Items	1	Preparation	Read reference materials for preliminary knowledge.	10 days
	2	Basic courses	Learn the type of thinking necessary to create new businesses, based on a thorough understanding of current business environment and a cognizance of what creating a new business means.	One month (one two-day seminar session)
	3	Application courses	After comparing and compromising on the kinds of new businesses being considered, marketing and business plans must be created, presentation methods learned, and planning completed.	Three months (six sessions, 12 days in all)
	4	Feasibility studies	Business plans are compared to real business situations and revised for viability.	Three months (along with normal work)
	5	Presentation	*Each group makes a* presentation to management.	One day
Students	20-30 middle management in their late 30s			

Study Flow


Build basic skills
Specify Sumitomo's strengths
Learn approaches to existing markets
Learn approaches to new markets
Intensive Courses
Set themes for Action Learning portion
Action Learning
Group Work

Toward a Competitive Company Full of Creative Individuals

Sumitomo Corporation plans to use such seminars to nurture individuals who will be able to build new business models and create new businesses. We believe that these kinds of strong individuals will create a more competitive corporate organization. These individuals will bring together a variety of knowledge, skills, and ideas that will help us more effectively customize solutions for our clients. And that is the biggest advantage Sumitomo Corporation can offer. Those who have taken the Business Creator Program did so to hone their strengths and skills. And we are sure that our seminar will keep bringing valuable personnel to the front line of business opportunity.



Intensive courses in a seminar camp setting

Textbooks and reference works used in the courses

"I realized the importance of group discussion when we all have the same objective."

The most important part of the seminar for me was to be reminded of the importance of group discussions. We had eight people of various ages and career paths and we were supposed to discuss new business possibilities. At first, we didn't make much progress. But as our discussions progressed, they rose to higher levels. In those discussions, I learned that even negative opinions can be important, as they help us go back to the starting line and look at the problem from different angles. When a group is working toward a single goal, it is very important to have discussion after discussion.



Tadashi Hosaka
Assistant Manager
Woodchip Dept.

"I learned the vital importance of gathering valuable information, and of sharing it."

The seminar taught me how to gather lots of information from a variety of sources and then choose the information with value. I also found it very important to share that information with the other members of the group. In this way, I could add value to the information, and that's when the scales fell from my eyes. What's more, the role of a group leader is to make sure everyone has access to all information, help them understand all the ramifications of that information, then guide the team so the strengths of its members are fully utilized. I learned a great deal that will surely help me in the trading company business in the future.



Masahiko Yokota
Assistant Manager
Metal Products IT Solutions Dept.

"I learned to look at business objectively and use that objectivity to solve problems."

In our group, we learned how not to be influenced by preconceived ideas and to go back to the starting line to do it right. I was also very impressed by the camp seminar sessions held before the group work began. The case studies and discussions we did with our instructors were especially helpful in pointing up business risks and clarifying possible problems. When things are going well, and even when they are not, we learned to look for solutions from objective viewpoints, which helps in my everyday work.



Tomoaki Kaneko
Senior Staff
Power & Plant EPC Section No.1
Power & Plant EPC Dept. No.1

Relations with Employees

At Sumitomo Corporation, our business depends on the efforts of each of our employees. In return, we hope to offer them goals to achieve prosperity and dreams in their lives. We hope to provide a place where all employees can achieve their highest potential and where they will be properly evaluated and rewarded by our personnel system.

Energizing Individuals and Organizations by Promoting the Concept of the Right Person in the Right Place

We strive to hire, train, and appoint superior personnel on a global scale. We will aggressively hire the best people, regardless of gender, nationality, or age.

We feel that putting the right person in the right place, where individuals can achieve their full potential, is the best way to motivate both individual and organization. In deciding who is placed in what position, we also consider growth and training, and, at the same time, allow people to apply within the company and organization for available openings as they arise. We believe this gives individuals the opportunity to create and manage their own career paths.

Internal Recruitment and Application

PC (Post Challenge) System
Gives notice of specific internal openings and needs and accepts applications, with the objective of developing strategically important personnel and posting them more effectively.

FA (Free Agent) System
For management personnel, who are given authority and discretion to develop their own careers.

CC (Career Challenge) System
For main carrier track personnel who have completed their basic training, this system allows them to apply for positions and to make the best use of their strengths.

Training Programs Aimed at Developing Professionals and Leaders

The Sumitomo Corporation Business College was established as part of the infrastructure that supports personnel training and education. The college helps people, from new hires to seasoned managers, gain new knowledge and skills, and offers new programs to enhance business creativity. On the front lines, management watches carefully and attempts to put people in jobs that will help them learn and develop, nurturing not only seasoned professionals but also a new generation of leaders.



Sumitomo Corporation Business College

Diversity of Employment from a Global Viewpoint

Sumitomo Corporation is a global company, and to add even greater depth and breadth to our worldwide base we intend to strengthen our ties with local communities and to build up our overseas operations. To accomplish this task, we hire, train, and appoint superior national staff. We also promote national staff to overseas management positions and always look for management potential when assessing and training national staff.



Employees and their families from Sumitomo Corporation of America's Pittsburgh operation enjoy a company picnic.

Headquarters Training Helps Develop Overseas National Staff

Sumitomo Corporation headquarters holds intensive training sessions to help develop national staff at overseas operations. Some 100 national staff members attend these sessions every year. The sessions include interaction with staff in Japan, which leads to higher operational skill levels. Participants also gain insights into Japanese culture and Sumitomo Corporation management strategies.

HQ Training for National Staff

Inter-Office Trainee Program (IOT)
2-5-week course for junior staff positions
Management Development Program (MDP)
1-week course for managers
Global Leaders Program (GLP)
2-week course for management of overseas offices



National staff training session

Employee Performance Data

Employment Trends (Sumitomo Corporation)


Female
Male
(persons)
150
100
50
0
76
2
74
79
6
73
144
51
93
116
17
99
133
66
67
'00
'01
'02
'03
'04
(fiscal year)

Trends in Maternity Leave (Sumitomo Corporation)


(persons)
8
7
6
5
4
3
2
1
0
4
0
3
5
8
~'99
'00
'01
'02
'03
(fiscal year)

Hires by Location
(at Sumitomo Corporation overseas operations as of March 31, 2004)


Unit: persons
Oceania
70
Central & South America
233
North America
377
Africa 81
Europe
490
Middle East
227
Asia
939
Total
2,863

Knowledge and information are gathered from throughout the company to ensure the success and prosperity of our host countries and industrial park tenants.

Overseas Industrial Parks

Sumitomo Corporation operates a number of industrial parks in Asia. The objective is more than merely construction of infrastructure and buildings. Instead, we hope to help our tenants succeed by offering a range of support services. We help nurture local economies through increased employment opportunities and greater foreign-exchange reserves. In addition, we strive to meld with local communities by contributing to society and by protecting local environments. In other words, we make the most of Sumitomo Corporation's worldwide network to help host countries and the tenants of our industrial parks.

Seeking Success for Clients and Host Countries

Sumitomo Corporation builds, owns, sells, and operates industrial parks in China, Indonesia, the Philippines, and Vietnam. These parks have been well received by both client companies and host countries. We aim to cooperate with local communities and contribute to the economies and nation-building efforts of our host countries. At the same time, our efforts concentrate on helping our clients succeed by supplying support services such as logistics and staffing. Our overseas industrial parks benefit tremendously from Sumitomo Corporation's global network and business know-how, and we are able to offer exceptional added value through cooperative support that exceeds expectations.


China
Vietnam
First
Philippine
Industrial Park
The Philippines
Indonesia
Sumitomo Industrial Parks in Asia

Lasting Contributions to Society and the Economy

Our first large project was the East Jakarta Industrial Park (EJIP), which opened its first increment in June 1992 (see opposite page). Today, the park boasts 320 hectares of space and is home to 84 companies. EJIP offers 35,000 direct jobs, generates US$2.5 billion in business annually, and exports US$2 billion a year, which is just slightly less than 4% of Indonesia's total export amount. In addition to EJIP, we contribute to the local area and communities, repairing roads and other infrastructure, donating desks and supplies to schools, and providing other community support.


Local employment, both direct and indirect, helps local economies prosper.

Group-wide Know-how Helps Support Our Client Companies

At Sumitomo Corporation, we want our clients to succeed. At our industrial parks, we can help them with legal services, procurement of equipment and parts, hiring, logistics, marketing, and many other support services. For example, if a client company needs to procure parts, information about its needs speeds across the group so the best possible proposal can be made to our client company. In this way, we offer support backed by a broad range of know-how and information. Logistics is a key to success, which is why we have built a logistics center in each of our industrial parks to support all our client companies according to their needs.


Sumitomo Corporation offers logistics support to help client businesses succeed. Shown above is the logistics center in Vietnam.

EJIP Know-how for Success Transferred to Other Parks and Locales

We applied the lessons of EJIP, our successful industrial park in Indonesia, in developing additional industrial parks in China, the Philippines, and Vietnam. Some of the parks are certified under ISO14001, which means they are designed and constructed to place the least possible burden on the environment. In addition, the parks are committed to education and the local community, showing that Sumitomo Corporation is always moving forward in our quest to reduce environmental impact and contribute to local communities and economies. Our industrial parks increase employment in host countries and help achieve "Prosperity and Dreams," while supporting companies that want to enter these markets. We present a win-win situation that takes advantage of our integrated corporate strength and knowledge while offering the finest services in the industrial park business.





Right: The water tower at our Vietnam industrial park
Far right: All-weather multipurpose courts at our Philippine industrial park
Below: EJIP industrial park



Joint fund raising from Japan and Indonesia results in approval for industrial park project

The first hurdle EJIP faced was getting enough capital. We gathered capital from 11 companies in Japan, and because we wanted to contribute to the growth of Indonesian capital, we tied up with an indigenous corporation.

At the time, Indonesian law prohibited development of industrial parks by the private sector. However, after lengthy and detailed discussions with the government, we received authorization in October 1989. We established EJIP in March 1990 and started construction in July of the same year.


EAST JAKARTA INDUSTRIAL PARK

The EJIP office complex assists prospective tenant companies.

Deregulation averts power crisis and brings success in industrial park development

In 1992, construction was nearly finished but held up by power outages. Numerous meetings with government officials finally resulted in stable electricity, and the first phase of construction was completed in June.

Unfortunately, the bursting of Japan's economic bubble made finding tenants a daunting task.

In order to attract overseas companies to the park, we started negotiations with the Indonesian government for deregulation. As a result, regulations were gradually lifted, and we had sold all the lots by late 1995.



After overcoming numerous problems, the second phase was also completed.

Coexistence with local communities and consideration for the environment

An industrial park must be accepted as a good corporate citizen, if it is to bring maximum benefit to the region and the host country. When purchasing the land and building the infrastructure, it is vital to gain the support of local residents and take every precaution not to offend their sensibilities. This is especially important in environmental issues. While facilities to preserve the environment, like those at the right, are necessary, they alone are not enough. Every company that buys into the park must also commit to the same high standards of environmental protection.



At EJIP, waste water is thoroughly treated and water quality standards are strictly enforced.

Contributions to Society Help Bring a More Prosperous Tomorrow

Naturally, every company makes some contribution to society through its business activities. But at Sumitomo Corporation, we feel companies should be actively involved with local communities as they work to create more prosperous, comfortable lifestyles. One of our corporate Activity Guidelines is "to contribute to society as a good corporate citizen." As such, both company and employees are of one mind when it comes to serving the community.

Committee for Promoting Social Contributions Sets Activity Plan

In setting our annual programs for contributing to society, we form a Committee for Promoting Social Contributions that discusses the alternatives and sets the tone, type, and specifics of the year's activities.

In addition, we have a social contribution supporter system in which employees help promote our social contribution programs internally and exchange information. This is helping to improve the programs.

Support for the Next Generation

We believe the children of Japan and the world hold the keys to our futures, and we are committed to supporting sports, cultural, and academic scholarships and programs that will help foster the creativity to develop richer, more prosperous future societies.

□KIDS Pasokko Club

We supplied personal computers to six children's institutions in Tokyo and Yokohama, and volunteers from our company and other sponsors spent six months teaching the children how to operate them. Many of the volunteers have continued to go to the institutions even after their teaching periods.



PCs open up new horizons for children.

□Junior Philharmonic Orchestra

In 1992, with the aim of "nurturing future talent," we began supporting the Junior Philharmonic Orchestra.

The Junior Phil is an amateur orchestra consisting of musicians aged 10-22 years old. The orchestra performs in Japan and abroad and has an international reputation for producing high-quality, talented musicians. It was invited to Prague's Young Music Festival in 2003 and gave concerts in both London and Prague. The orchestra's performance drew standing ovations in both venues. Many of the graduates of the Junior Phil have gone on to become professional musicians.

In addition to providing financial support, we also sponsor the Sumitomo Corporation Young Symphony Orchestra's concerts two or three times a year in Japan. Audiences are consistently impressed by the power and perfection of these young musicians.



Junior Philharmonic Ohchestra

□J-League Players Association Soccer Schools

At soccer schools sponsored by Sumitomo Corporation and other companies, children from institutions in Tokyo, Osaka, and Fukuoka are taught by professional soccer players from Japan's J-League teams. While the children learn the fun of playing soccer, they also interact with volunteers from sponsoring companies, learning teamwork and social skills. The joyful shouts of the children notwithstanding, the J-League players often say, "When we see the sparkle in the eyes of the kids as they run after the ball, we are reminded of the roots of soccer and really want to participate in the next school, too."

(Sponsor: J-League Players Association/local social welfare councils)

□Sumitomo Corporation Scholarships

One of our activities to commemorate our 50th anniversary as an integrated trading company began in 1996, and we have awarded scholarships to 39 university, and graduate students from 17 Asian countries at present. Our purpose, of course, was to nurture the world leaders of tomorrow and to promote friendly relations with Japan. As scholarship programs require considerable followup, they are administered by our overseas offices.

This program has helped more than 5,000 students, many of whom have gone on to leadership roles in their respective countries.


SUMITOMO SCHOLARSHIPS PRESENTING CEREMONY
2002-2003

Sumitomo Corporation Scholarship presentation ceremony (Hanoi, Vietnam)

□Sumitomo Corporation Fellowships

Since 1991, we have supported Asian and Eastern European students studying at New York University School of Law. Many of the graduates have entered elite judicial circles both in their home countries and in the United States.

□Programs at Overseas Offices

Our offices in the United States, Europe, China, and other countries have their own programs for contributing to a richer, more affluent future. In Indonesia, for example, we have set up an independent scholarship fund. And in Singapore and Vietnam, we donated to scholarship funds set up by local Japanese chambers of commerce.

Community Activities by Overseas Offices (excerpts)

United States
Grant to Columbia University (Politico-Economic Research Institute)
Grant to the Japan Society
Support for the Metropolitan Opera
Grant to the Metropolitan Museum of Art
Grant to Carnegie Hall
Grant to Lincoln Center
Grant to New York Philharmonic Orchestra
Donation to United Way (charity organization)
Grant to Partnership for NYC (Japanese Chamber of Commerce of New York)
Europe
Donation to Agape (charitable foundation) and provision of free office space
Donation to the British Museum
Grant to the Japan Society
China
Donation to newly opened Japanese schools
Participation in Japan Society charities
Indonesia
Establishment of scholarship (Summit Chahaya)
Donation to the Jakarta Japan Club Scholarship
Singapore
Participation in the Japan Chamber of Commerce scholarships
Vietnam
Participation in the Japan Chamber of Commerce scholarships

Organizations Supported by Sumitomo Corporation

- Japan Foreign Trade Council, Inc. (JETRO) Environment Protection Committee
- Nippon Keidanren, Nature Preservation Council
- World Wide Fund for Nature Japan
- Green Purchasing Network
- Issuikai Environment Management Study Group
- NHK Symphony Orchestra
- The Japan Philharmonic Symphony Orchestra
- Japan Symphony Foundation
- New National Theatre, Tokyo

Activities as a Member of the Local Community

All Sumitomo Corporation offices, at home and abroad, have endeavored to involve themselves in the local community. In Tokyo's Chuo Ward, home of Sumitomo headquarters, we helped clean up the Hama Rikyu Palace, and we invited several hundred people from the ward to the Sumitomo Corporation Young Symphony Orchestra's concerts. We also visited nursing homes and supplied them with daily necessities, and invited the elderly to our office to watch the annual Tokyo Bay Fireworks Festival.

□Hands-On Volunteer Experience

One of our objectives is to get our employees involved in volunteer activities, so we planned and executed programs that are easy for them to join. Furthermore, these programs are available not only to employees, but also to students and residents near here. In one such program, participants use eye masks and wheelchairs to gain firsthand experience of what it's like to be visually impaired or physically disabled. In this program, citizens of the area who are involved as volunteers acted as teachers, allowing the "students" to gain experience and get to know those involved. This year, we plan to further broaden our activities, as our fellow employees are excited and are hoping for more expansive programs each month. Some of the participants have said, "The program was very helpful," and "One look is worth a thousand words, and one experience is worth a thousand looks."



Clockwise from above right: A visit to a hearing dog training center. A sign language course. Making picture books to send to children in Laos. Experiencing sightlessness with masks



□Volunteer Leave

One program aiming to increase volunteerism among our employees is the volunteer leave program that began in 1998. Since then, we have been taking advantage of this program, at home and abroad, to volunteer for all kinds of community service projects.

Support for the Arts and Culture That Nurture Fertile Minds

Hoping to develop culture and arts, in addition to sponsoring the Junior Philharmonic Orchestra, we support the NHK Symphony Orchestra and the Japan Philharmonic Orchestra. We donated to the New National Theater Foundation and Kyushu National Museum construction fund as well.

Column | **Chuo Ward Presents Award for Recycling**

Sumitomo Corporation Head Office was honored with a citation from Tokyo's Chuo Ward in November 2003 for our work in building awareness of the need to sort and recycle waste.



SUMITOMO CORPORATION AND ENVIRONMENT

Sumitomo Corporation contributes to social and economic development and environmental protection by aggressively developing environment-friendly businesses such as those that use hydrogen and other renewable energy sources.

In addition, we introduced the ISO14001 environmental management system to our operations and are in the process of encouraging Group companies to obtain certification.



Contributing to Environmental Protection by Developing Clean Hydrogen Energy

Creating a Hydrogen-Fueled Society

Many see hydrogen as the best solution for the cleanest fuel, since hydrogen does not produce any carbon dioxide or any of the greenhouse gases that contribute to global environmental issues.

Sumitomo Corporation is the most innovative forerunner "Shosha", to spearhead the opportunities presented by hydrogen. We have taken a comprehensive approach to hydrogen energy, that is, gotten involved in 1) hydrogen production, 2) hydrogen storage, 3) hydrogen transport, and 4) hydrogen power generation. Sumitomo Corporation identifies promising new technologies and companies and promoting business tie-ups related to the commercialization of hydrogen energy.

Divisions involved in this project are in constant communication, ensuring strategic and organic integration of important information.

Involved at Every Stage — from Production to Use

Hydrogen is in the spotlight as the clean, renewable energy source. When it is used to generate electricity, the only by-product is water. It doesn't emit any toxic substances or greenhouse gases such as carbon dioxide, said to cause global warming. In this respect, hydrogen seems to be the ideal solution as the energy source. But there are many issues to be solved in terms of technology, cost, and so on. Sumitomo Corporation is the leading "*Shosha*," involved in every facet of tapping the potential of hydrogen energy — from production to storage, transport, and power generation. We continue our search for optimum solutions while gathering the latest information in each field.

Seeking an Efficient, Economical Hydrogen Production Method

Cost-efficient, large-volume production of hydrogen is a big challenge, as the gas hardly exists separately in nature. We collaborate with hydrogen-related companies and venture companies on a wide range of research and development, such as studies on the production of hydrogen using the lees from beer production or gases generated in steel mills and chemical plants.

Sumisho Air Water Co., Ltd., which produces and sells hydrogen for industrial use, is Japan's exclusive importer/distributor of the Belgian-made "IMET®," a small-scale hydrogen generator that produces hydrogen through the electrolysis of water.

In addition, Sumitomo Corporation is the exclusive distributor for Distributed Energy in the U.S., whose PEM "HOGEN®" produces high-pressure hydrogen through the electrolysis of water without compressors, using late-night (cheap) electricity.

The thermo-chemical method, also known as the IS method, uses a helium-cooled nuclear reactor and can efficiently produce large volumes of hydrogen with no carbon dioxide emissions. The reactor is safer and more efficient than conventional light-water reactors. The IS method uses iodine and sulfur as catalysts, producing hydrogen in a high-temperature chemical reaction. The U.S. government plans to start operation of a high-temperature reactor and hydrogen production plant in Idaho in 2015. Japan leads the world in R&D on practical applications in this field. We are heading for the participation in this hydrogen production project in cooperation with U.S. and Japanese companies.

Hydrogen Business Value Chain

Hydrogen Production
PEM-type water electrolysis (hydrogen generator)
Separate from coke oven gas (COG) generated at steel mills and oil refineries
Reform from biogas generated by livestock manure, etc.
Thermo-chemical method using waste heat from nuclear reactors, etc.
Hydrogen Storage and Transport
Small-scale liquid hydrogen production device
Container for high-pressure storage
Metal Hydride
Chemical Hydride such as organic and inorganic hydrides
Gas to liquids (GTL)
Utilization of methanol
Power Generation from Hydrogen
SOFC (solid oxide fuel cell. Suitable for Distributed Generator systems)
PEFC (polymer electrolyte fuel cell. Presently used for motor vehicles)
DMFC (Direct methanol fuel cell. Methanol fuel is contained in a cartridge, like a battery.)


HYDROGEN
The IMET® water electrolysis hydrogen generator imported and distributed by Sumisho Air Water


Artist's rendering of high-temperature reactor and hydrogen production plant – now in the planning stage in the United States

Storage and Transport Are Key to the Widespread Use of Hydrogen

National fuel cell project teams backed by the Ministry of Land, Infrastructure and Transport and the Ministry of Economy, Trade and Industry set a goal of five million fuel-cell vehicles and a stationary fuel-cell power generator with a capacity of 10 million kW in service by 2020. However, hydrogen in its gaseous state is difficult to control; viable storage and transport technologies are key to the widespread use of hydrogen. We work with external research institutes and companies on various programs such as large-volume transport of compressed hydrogen and liquid hydrogen as well as organic hydride, and so on.

Automobile manufacturers plan to increase the pressure of compressed hydrogen tanks from the current 35MPa to 70MPa to ensure sufficient driving range for fuel cell vehicles. Sumitomo Corporation is the exclusive distributor for Quantum Fuel Technologies (California, U.S.A.), the only company in the world to acquire government approval for a 70Mpa high-pressure hydrogen fuel tank. Sumitomo Corporation got the Japan's 1st governmental approval to use 70MPa tanks on public roads in July 2004, with technical, legal, and marketing collaboration with Quantum. This is a significant first step for commercialization of Japanese fuel-cell vehicles.

In addition, in the field of supply infrastructure such as hydrogen station construction, Sumisho Air Water developed a mobile hydrogen station, a trailer loaded with hydrogen tanks, which has been delivered to Toyota Motor Corporation. The mobile hydrogen stations are also used by Nissan Motor Co., Ltd. for low-temperature endurance tests.



Quantum high-pressure hydrogen fuel tank



A mobile hydrogen station shipped to Toyota Motor Corporation. and now in service at Minato Mirai (Yokohama)



Mobile hydrogen station used for low-temperature endurance tests (Hokkaido) by Nissan Motor Co., Ltd.

DG (Distributed Generator), Thermally Efficient Fuel Cells

The operating temperature of solid oxide type fuel cells (SOFCs) is 700-900°C, making them is more efficient than the polymer electrolyte fuel cell (PEFC) used in motor vehicles. With the leading U.S. venture of SOFC, Acumentrics and Sumitomo Corporation are jointly developing the core raw materials for SOFC cells, such as electrolytes and electrodes. And in Oct. 2003, Sumitomo Corporation and Acumentrics founded Acumentrics Japan, which is the first Japanese SOFC venture to package and market SOFC in Japan.

We develop and commercialize direct methanol fuel cells (DMFCs), which power PCs, small-scale home appliances, and robots. DMFCs are easy to handle since they use methanol as liquid fuel. For example, PCs would operate three to five times longer with a DMFC than with lithium-ion batteries. What's more, DMFCs never need recharging, which could revolutionize the basic design of electronic products.



SOFC test system

Creating a Hydrogen-Fueled Society

Sumitomo Corporation, jointly with Sumisho Air Water, is deeply involved in the hydrogen supply chain, which shows great potential as clean energy source. How can we succeed in such a broad range of businesses? Because multiple business units, such as Machinery & Electric, Chemical and Mineral Resources & Energy, work closely together, exchange information, and amalgamate technologies and markets, we seek disruptive and advanced technologies or venture firms for business tie-ups and commercialization. Thus, Sumitomo Corporation aims for the zero emission, Hydrogen Fueled Society.



Though still in the testing stage, hydrogen power has been introduced into elements of our daily life such as automobiles and convenience stores.

Expanding Environment-Friendly Businesses in Various Fields

Sumitomo Corporation continues to expand its environment-friendly business activities. This section introduces businesses that especially contribute to the environment.

Approaches to Renewable Energy

☐ Large-scale wind power generation in Sakata City, Yamagata

Our wholly owned subsidiary Summit Wind Power Sakata has installed eight wind turbine generators, five on the water-path facing the Sakata Coastal Industrial Park and three along the nearby coast, and has started to supply electricity to Tohoku Electric Power Co., Inc. Annual generation reaches 40 million kWh, leading to reduction of primary energy equivalent to 9.6 million liters of oil.



Wind turbine generators along the coast

☐ Approaches to photovoltaic generation

Photovoltaic generation is expected to gain popularity as a clean alternative to fossil fuels. We are actively working with manufacturers to promote and expand the range of applications of, and acquire the raw materials necessary for, photovoltaic generation.



Photovoltaic module on the vast plains of Mongolia

☐ Biomass power generation

Summit Myojo Power's biomass power plant, located at the Myojo Cement Itoigawa plant, will recycle waste from construction and thinned out trees as biomass fuel. This will reduce emissions of carbon dioxide from fossil fuels. In addition, the resulting ash can be used as a feedstock of cement. This power plant operates with zero waste.



Biomass power plant in Itoigawa city, slated to start operation in October 2004

Recycling Business for a Sustainable Society

□ Semi-permanent Recycling of PET Bottles

In March 2004, the first closed-loop chemical recycling plant for post-consumer polyethylene terephthalate (PET) bottles started commercial operation in Kawasaki, Kanagawa Prefecture. Some 27,500 tons of post-consumer PET bottles are recycled into 22,300 tons of PET resins per year. As the first of its kind, using technologies developed by AIES Co., Ltd., an affiliate of Sumitomo Corporation., the plant produces the same amount of resin from post-consumer PET bottles as from petroleum with only half the energy. It is also revolutionary in that colored bottles and barrier layers in multi-layer bottles can be recycled to consistently virgin-quality PET resin.


① PET bottle
Consumer
② Post consumer PET bottle
④ Resin for PET bottle
Complete Closed-Loop Recycling System for Post-Consumer PET Bottles
Municipalities
Virgin material obtained from petroleum
③ Purified BHET (Monomer)
Raw material for polyester resin
AIES Process
Chemical Recycling
Reproduction
(Flake making, pelletizing)
Current Method
Material recycling
Tray, Working wear, Shirts, Carpet, etc.

Recycling System for PET Bottles via AIES Process

□ From PET Bottles to Clothing

Our Textile Division's affiliate company, Sumisho Montblanc Co., Ltd., with the cooperation of Kansai Regional Business Unit, uses flakes from recycled plastic bottles to make textiles for robes and uniforms. These products have received Eco Mark certification, and, as they comply with Japanese legislation on promoting eco-friendly consumption, have spread to public organizations as well as other companies. In concert with a fiber manufacturer, we also built a system to recycle used uniforms from food manufacturers and supermarkets.


montblanc
EchorClub Uniform
2004

A white robe made from recycled plastic bottles

□ Forestation

Launched to secure raw materials for paper manufacturing, the forestation business provides a sustainable supply of forest products while helping to prevent global warming. The forestation business started in Chile in 1992 and began shipping chips for paper production in 2003. Some 90% of our wood chips supplied to our paper manufacturers come from forestation. In addition to Chile, we promote forestation businesses in South Africa and Ecuador.

This report is printed on paper made from reforested trees including those planted and managed in Chile. Volterra S.A., our forest management company in Chile, acquired ISO14001 certification in November 2003.



A decade after initial planting, our forestation business in Chile yields wood chips for export.

□ Waste Paper Collection

In Japan, paper producers traditionally use both pulp and waste paper. Thanks to environmental preservation efforts, waste paper now accounts for some 60% of the industry's raw material. Sumisho Paper Co., Ltd. entered the paper recycling business through subsidiary Musashino Paper Recycling Co., Ltd. in 1990 and has since opened eight more waste paper collection yards in Japan. Today Sumitomo Corporation and its affiliates operate collection yards at 22 locations. We handle 1.2 million tons per annum, or about 6% of the total collected in Japan, making it the nation's leading waste paper business.



Waste paper collection yard

Greenhouse Gas Reduction

□ Reusing Methane Gas

At the Hegang Mining Consortium in Heilongjiang Province, China, methane gas is extracted from the coal mine for safety. Most of the gas is released into the atmosphere because its density and flow are not consistent. We are promoting a new project to use this methane as a fuel for power generation. This project was proposed as a CDM*1 business as stipulated in the Kyoto Protocol to acquire CO_2 emission credits and has been chosen for joint research in a New Energy & Industrial Technology Development Organization (NEDO) study.

*1 CDM: Clean Development Mechanism. Corporations in developed nations provide technical and financial support to developing nations, and as a result, any reductions in greenhouse gases count toward the quota of the donor countries.



Methane gas-fired engine developed by Niigata Power Systems Co., Ltd.

□ Consulting on Global Warming Prevention

We invested in Trexler Climate + Energy Services, Inc. (TC+ES, Oregon, U.S.A.), a pioneer consultant in climate change mitigation projects, with whom we work in Japan and other Asian markets. We offer a comprehensive range of services including risk analysis, formulation of measures relating to the carbon credits of private corporations, discovery, evaluation and implementation of global warming mitigation projects, support of application procedures to the United Nations (project design documents, etc.) and trading of carbon credits.



TC+ES, a global warming prevention consultant

Energy-Saving Products

□ Environment-Friendly Fibercoat

Fibercoat, developed by our affiliate Fibercoat Co., Ltd., is a zinc-plated, steel sheet coil implanted with velvet-like short nylon fibers designed to prevent condensation. Fibercoat's superior industrial design makes it ideal for use in metal roofing and air-conditioning ducts. It is also rustproof, with excellent insulation efficiency.



Fiber-coated metal roof

Products That Reduce Environmental Impact

□ Waste Information Management System

We have a business agreement with Green Sync, Inc., developer of waste management systems, to sell its innovative Eco Cube system for outsourcing the management of waste data. Eco Cube automatically calculates and analyzes waste data, improving the efficiency of waste management in various organizations.



Monthly waste data shown by Eco Cube

□ Lead-free Semiconductor Package

Semiconductor packages, which are widely used in home appliances and cellular phones, generally have metal pins plated with solders containing lead. Our subsidiary Sumitronics Corporation helps its customers shift to environment-friendly, lead-free quartz crystal and semiconductor packages through its electronics manufacturing services and components trade business.


EPSON

Lead-free semiconductor package

Environmental Management System

We established the following environmental policies for Sumitomo Corporation and Group companies in line with our action plan, which requires careful consideration of environmental protection in all our activities. Based on the ISO 14001 environmental management system (EMS), we encourage efforts to reduce the impact of our activities on the environment.

Environmental Policy

I. Basic Policy

Sumitomo Corporation Group recognizes that environmental issues are global in scale and that they are long-range concerns affecting generations to come. As a global organization, Sumitomo Corporation Group, through sound business activities, will strive to achieve sustainable development aimed at symbiosis between social and economic progress and environmental preservation.

II. Basic Guidelines

In pursuing its diversified business activities both within Japan and overseas, Sumitomo Corporation Group shall comply with the following guidelines, and, through cooperation between its member companies, work to achieve the aims of its basic environmental policy.

1 Basic stance with regard to the environment:
To attach great importance to protecting the global environment as a good corporate citizen in keeping with the Corporation's Activity Guidelines.

2 Compliance with environmental legislation:
To strictly observe legislation related to environmental matters not only in Japan but also overseas and abide by any agreements undertaken by the Group's member companies.

3 Caring for the natural environment:
To protect the natural environment and preserve biodiversity.

4 Efficient use of resources and energy:
To be mindful of the finite availability of resources and energy and strive to use them both efficiently and effectively.

5 Contributing to the building of a recycling-oriented society:
To endeavor to help build a recycling-oriented society by reducing waste and reusing and recycling resources.

6 Promotion of businesses that contribute to environmental preservation:
To use the Group's all-round capabilities to promote business and projects which contribute to environmental preservation and reduction of the impact of society on the natural environment.

7 Establishment of environmental management:
To use an environmental management system to prevent environmental pollution and set environmental objectives and targets which are regularly reviewed and continually upgraded.

8 Disclosure of the Environmental Policy:
To communicate this Environmental Policy to all of the Corporation's managements and employees as well as disclosing it externally.

Motoyuki Oka

President and CEO, Sumitomo Corporation
August 28, 2002

Environmental Objectives, Targets, and Achievements

Sumitomo Corporation has set the following environmental objectives and targets to achieve the environmental policies mentioned above. As of July 2004, Sumitomo Corporation Group had 595 environmental management programs in place, under the leadership of each division's Eco-Leader.

Objectives	Targets	Main approaches in 2003
Expand environmental business	Expand marketing of environment-related equipment, etc. and prompt the growth of related business	Expand renewable energy-related business
Reduce environmental impact of construction-related business	Conduct environmental impact assessment	Assess environmental impact in real estate development
Avoid chemical spills or leakage during transport or storage	Work to reduce accident rates	Improve awareness of the need to prevent chemical spills or leakage
Improve logistics control system	Evaluate environmental standards of contract transportation companies	Have contract transportation companies fill out environmental evaluation questionnaire
Ensure strict compliance and enforcement of environment-related laws/regulations	Confirm and observe applicable aspects of laws and regulations	Review applicable sections of environment-related statutes and strictly follow them
Improve awareness of environmental protection	Implement educational activities, keep everyone informed of new and revised laws and regulations	Regular meetings to explain waste disposal laws and training in chemical product safety
Gain awareness of environmental issues facing Sumitomo Corporation Group companies	Research environmental aspects of Sumitomo Corporation Group companies	Implement environmental studies of domestic Sumitomo Corporation Group companies

Environmental Audit of Sumitomo Corporation Group

Sumitomo Corporation conducted a regular internal environmental audit between February and May 2004 to enable precise application and continuous improvement of our environmental management system. The audit found no serious nonconformity or legal violations, assuring us that the system works. We maintain and manage our environmental management system precisely through a regular external audit by an ISO14001 certification authority.

Environmental Management Organization


President and CEO
Global Environment Committee
Environment Management Representative (General Manager, Global Environment Dept.)
Global Environment Dept.
Sumitomo Corporation
Group Companies
Business unit managers, group managers
Top management level
General managers of Planning & Administration departments in Business Units
EMS Officers
Division general managers, regional business unit managers, domestic subsidiary CEOs, branch & office managers
Business unit managers, group managers, division general managers
EMS Promoters
EMS Promoters
General managers
General managers
Eco-Leaders
Eco-Leaders

ISO14001 Multiple Sites Management

After obtaining ISO14001 certification for its Tokyo and Osaka offices in 1999, Sumitomo Corporation has gradually expanded the scope of its environment management system to Sumitomo Corporation Group companies with multiple-site certification and registration. In 2004, our environmental management system was applied to all domestic networks and 42 Group companies. As of July 2004, some 9,000 people are involved in reducing the environmental impact of our activities.

Companies Covered by the Multi-Site System
(Sumitomo Corporation and 42 Group companies)

Sumitomo Corporation domestic networks (21 locations) (including Sumisho Management Kyushu Co., Ltd.)	Japan Carboline Co., Ltd.
Sumitomo Corporation Hokkaido Co., Ltd.	Sumisho Reftech Co., Ltd.
Sumitomo Corporation Tohoku Co., Ltd.	Chiba Kyodo Silo Co., Ltd.
Sumisho Tekko Hanbai Co., Ltd.	ST Agri-Products Corporation
Sumisho Pipe and Steel Co., Ltd.	Otto-Sumisho Inc.
Sumisho Metalex Corporation	Eddie Bauer Japan Inc.
Sumisho Auto Leasing Corporation (including Kubota Lease Corporation)	Club Createurs Beaute Japon, Inc.
Sumisho Machinery Trade Corporation	Sumisho & Mitsuibussan Kenzai Co., Ltd.
Sumitomo Shoji Machinex Co., Ltd.	Sumisho Paper Co., Ltd.
Sumitomo Shoji Machinex Kansai Co., Ltd.	Sumisho Tatemono Co., Ltd.
Sumitomo Ocean Development & Engineering Co., Ltd.	SC Building Management Corporation
Sumisho Electronics Co., Ltd. (including Sumiele Business Support Co., Ltd., Sumi-Ele System Tokyo, Inc., SSQ Co., Ltd., Cynex, Inc.)	Sumisho Estem Corporation
Sumitronics Corporation	Sumisho Montblanc Co., Ltd.
Sumitomo Shoji Chemicals Co., Ltd.	Sumitomo Shoji Machinex Chubu Co., Ltd.
Summit Medi-Chem, Ltd.	Sumisho I.S. Co., Ltd.
Summit Pharmaceuticals International Corporation	Sumisho Chemicals & Plastics Kyushu Co., Ltd.
Summit Agro International, Ltd.	Sumisho Machinex Kyushu Co., Ltd.
Sumitomo Shoji Plastics Co., Ltd.	Sumisho Lease Co., Ltd. (including SCL Business Service Co., Ltd.)

ISO14001 Certification Among Sumitomo Affiliates

In addition to the multiple sites certification, some companies obtained ISO14001 on their own. By working with such companies, Sumitomo Corporation helps to protect the environment.

List of Affiliates with ISO14001 Certification

Domestic		Dates certified
Mazda Steel Co., Ltd.		April 1999
Summit Aluminum Ltd. Shiga Plant		March 2001
Summit Aluminum Ltd. Shinshiro Plant		July 2001
Summit Aluminum Ltd. Ibaraki Plant		August 2001
Reibi Corporation		January 2002
Seven Industries Co., Ltd.		April 2004
Overseas		
Thang Long Industrial Park	(Vietnam)	January 2000
Asian Steel Company	(Singapore)	January 2002
Sumitomo Corporation of America Detroit Office	(U.S.A.)	February 2003
International Crankshaft Inc.	(U.S.A.)	February 2003
First Philippine Industrial Park	(Philippines)	July 2003
Volterra S.A.	(Chile)	November 2003
CS Metal Co., Ltd.	(Thailand)	December 2003
V&M Star LP	(U.S.A.)	May 2004

Reducing the Environmental Impact of Office Work

The Sumitomo Corporation Group encourages efforts to reduce the environmental impact of office work. We also aim to improve our performance in this area and expand our boundaries.

□ Sumitomo Corporation Group electricity consumption

Sumitomo Corporation Group used 1.1% less electricity in FY2003, compared to the previous year.

Sumitomo Corporation (Tokyo office) reduced power consumption by 4% by encouraging everyone to set thermostats at appropriate temperatures (26.5°C in summer, 23°C in winter) and to turn off lights and electrical equipment such as PCs when leaving the office.

□ Waste reduction

At the Harumi headquarters, waste is separated into 12 categories for collection. Waste flow is carefully managed by sorting it for reuse, recycling, industrial waste disposal, and general waste disposal.

Unfortunately, during FY2003, waste at Tokyo headquarters increased because unnecessary documents were disposed of when relocating to new offices. In the future, our efforts to reduce the volume of paper will be strengthered.

□ Effective use of water

Harumi Triton Square, the Sumitomo Corporation's headquarters, collects rain water, kitchen drainage, and so on, for use as non-potable water for plants, toilet flushing, etc.

During FY2003, water usage increased slightly due to a larger number of employees. Efforts at reuse help minimize consumption of municipal water, and we will continue our work in this area.

Water Consumption (Unit: m^3)

	Consumption of municipal water	Consumption of self-processed water	Total consumption
FY2002	35,350	44,397	79,747
FY2003	36,049	46,781	82,830

Office Power Consumption


Power consumption (27 Group companies*1)
□Power consumption (13 major Sumitomo Corporation offices*2)
(Unit: 1,000 kWh)
25,000
20,000
15,000
10,000
5,000
0
23,991
8,571
15,420
20,916
7,398
13,518
20,689
7,729
12,960
'01
'02
'03
(fiscal year)

Reduction of CO2 Emissions by Conserving Electricity*3


□Total CO2 emissions
□CO2 emissions (13 major Sumitomo Corporation offices*2)
CO2 emissions (27 Group companies*1)
(t-CO2)
10,000
8,000
6,000
4,000
2,000
0
8,637
7,530
7,448
5,552
4,866
4,666
3,086
2,663
2,782
'01
'02
'03
(fiscal year)

Reduction of Waste


27 Group companies*1
□Sumitomo Corporation 5 major Sumitomo Corporation offices*4
(t)
1,400
1,200
1,000
800
600
400
200
0
1,167
590
577
952
307
645
1,041
363
678
'01
'02
'03
(fiscal year)

*1: 27 Group companies: Sumitomo Corporation Hokkaido, Sumitomo Corporation Tohoku, Sumisho Tekko Hanbai, Sumisho Pipe and Steel, Sumisho Machinery Trade, 5 Sumisho Electronics Group companies, Sumitronics, Sumitomo Shoji Chemicals, Summit Medi-Chem, Summit Pharmaceuticals International, Summit Agro International, Sumitomo Shoji Plastics, Japan Carboline, Sumisho Reftech, Chiba Kyodo Silo, Otto-Sumisho, Eddie Bauer Japan, Club Createurs Beaute Japon, Sumisho & Mitsuibussan Kenzai, Sumisho Paper, Sumisho Tatemono, Sumisho Montblanc, Sumisho Chemicals & Plastics Kyushu

*2: 13 major Sumitomo Corporation's offices: Headquarters, 4 offices in Kansai Regional Business Unit, 3 in Chubu Regional Business Unit, 4 in Kyushu Okinawa Regional Business Unit, Ibaraki Branch Office

*3: CO_2 emission coefficient from power consumption: 0.36kg-CO_2/kW/h

*4: 5 major Sumitomo Corporation's offices: Headquarters, Kansai Regional Business Unit, 2 offices in Chubu Regional Business Unit, Kyushu Okinawa Regional Business Unit
(*1, *2, *4: Figures include estimates)

□ Green Purchasing and Reductions in Office Paper Use

Sumitomo Corporation promotes the use of 100% recycled paper in Group companies. Although our paper usage has increased recently due to expanded business, we aim to reduce this usage through more effective practices.

We started to use the Pleomart system (online office supply purchase) in Tokyo and Osaka in 2001, which uses the "ECO" mark on environment-conscious products to promote green purchasing. Today 557 of the 1,134 products are environment-conscious items accounting for 64% of our total purchases. Pleomart also serves companies in the Sumitomo Corporation Group including Sumisho Information System Co., Ltd. and Sumisho Electronics Co., Ltd. (http://pleomart.com/)

環境配慮品
environment-conscious item

Office Paper Purchases

(Unit: thousands of yen)

	FY2001	FY2002	FY2003
16 major Sumitomo Corporation offices *1	45,264	45,916	45,647
27 Group companies *2	24,212	23,152	25,766
Total	69,476	69,068	71,413

FY2003 Environmental Accounting

(Scope of figures: Sumitomo Corporation Tokyo and Osaka / Period:from April 2003 to March 2004)

Environmental Preservation Benefits

Benefit Details			
Cost benefits (reductions) in business operation areas	Electricity consumption reduction		down 4% from previous year
	Water consumption reduction	main water supply	up 2% from previous year
		reuse ratio of self-processed water	up 1% from previous year
	Improvement in recycle ratio		up 2% from previous year
Upstream & downstream cost benefits	Number of environment-concious items		up 1% from previous year

Economic Effects of Environmental Preservation Activities

(Unit: thousands of yen)

Benefit Details	
Cost reduction from energy saving	12,117
Waste processing cost reduction from resource conservation & recycling	478

Environmental Preservation Costs

(Unit: thousands of yen)

Category		Total: Amount	Total: Cost
1) Cost within workplace area	Pollution prevention & environment preservation cost		96,131
	Resource recycling & reuse cost		5,476
	Subtotal		101,607
2) Upstream/downstream cost	Containers & packaging recycling fees		209
	Subtotal		209
3) Management cost	EMS preparation, upgrading and operation		30,941
	Environmental report production		3,842
	Employee environmental education	750	1,556
	Organization for environmental preservation measures		109,872
	Environmental improvement activities (nature conservation, greenification, beautification, landscape preservation) outside workplaces and their surroundings		3,882
	Subtotal	750	150,093
4) R&D cost	Travel costs related to promotion of environmental business		8,489
	Subtotal		8,489
5) Cost of activities for society	Donations to environmental preservation organizations		2,620
	Subtotal		2,620
6) Environmental damage remedy cost	Pollution levy		308
	Subtotal		308
Total		750	263,326

*1: 16 major Sumitomo Corporation's offices: Headquarters, 4 offices in Kansai Regional Business Unit, 4 in Chubu Regional Business Unit, 6 in Kyushu Okinawa Regional Business Unit, Ibaraki Branch Office

*2: 27 Group companies: Sumitomo Corporation Hokkaido, Sumitomo Corporation Tohoku, Sumisho Tekko Hanbai, Sumisho Pipe and Steel, Sumisho Machinery Trade, 5 Sumisho Electronics Group companies, Sumitronics, Sumitomo Shoji Chemicals, Summit Medi-Chem, Summit Pharmaceuticals International, Summit Agro International, Sumitomo Shoji Plastics, Japan Carboline, Sumisho Reftech, Chiba Kyodo Silo, Otto-Sumisho, Club Createurs Beaute Japon, Sumisho & Mitsuibussan Kenzai, Sumisho Paper, Sumisho Tatemono, Sumisho Montblanc, Sumisho Chemicals & Plastics Kyushu, Sumisho I.S.

(*1, *2: Figures include estimates)

GRI*1 Content Index

Section	Description	Page
1. Vision and Strategy		
1.1	Statement of the organisation's vision and strategy regarding its contribution to sustainable development.	P7-8,9-10
1.2	Statement from the CEO (or equivalent senior manager) describing key elements of the report.	P3-4
2. Profile		
Organisational Profile		
2.1	Name of reporting organisation.	P5
2.2	Major products and/or services, including brands if appropriate.	P18-21
2.3	Operational structure of the organisation.	P5,17
2.4	Description of major divisions, operating companies, subsidiaries, and joint ventures.	P18-21
2.5	Countries in which the organisation's operations are located.	P5
2.6	Nature of ownership; legal form.	P5
2.7	Nature of markets served.	P5,18-21
2.8	Scale of the reporting organisation.	P5,18-21
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organisation.	P2,23
Report Scope		
2.10	Contact person(s) for the report, including e-mail and web addresses.	Back cover
2.11	Reporting period (e.g., fiscal/calendar year) for information provided.	P2
2.12	Date of most recent previous report (if any).	P2
2.13	Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.	P2
Report Profile		
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report.	P2
2.18	Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.	P22-23,43
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).	P2*2
3. Governance Structure and Management Systems		
Structure and Governance		
3.1	Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.	P11-12, 13-14
3.2	Percentage of the board of directors that are independent, non-executive directors.	P11-12
3.3	Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.	P11-12
3.4	Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.	P24-25
3.6	Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.	P11-12, 13-14,42
3.7	Mission and values statements, internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and the status of implementation.	P7-8, 9-10,42
Stakeholder Engagement		
3.9	Basis for identification and selection of major stakeholders.	P2
Overarching Policies and Management Systems		
3.13	Explanation of whether and how the precautionary approach or principle is addressed by the organisation.	P24-25
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.	P35
3.15	Principal memberships in industry and business associations, and/or national/international advocacy organisations.	P35
3.16	Policies and/or systems for managing upstream and downstream impacts.	P42-45
3.17	Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.	P42-45
3.19	Programmes and procedures pertaining to economic, environmental, and social performance.	P42-45
3.20	Status of certification pertaining to economic, environmental, and social management systems.	P42-45
4. GRI Content Index		
4.1	A table identifying location of each element of the GRI Report Content, by section and indicator.	P46

Economic Performance Indicators

Section	Description	Page
Direct Economic Impacts		
Customers		
EC1	Net sales.	P2*3
EC2	Geographic breakdown of markets.	P2*3
Providers of Capital		
EC7	Increase/decrease in retained earnings at end of period.	P2*3

Environmental Performance Indicators

Section	Description	Page
Energy		
EN3	Direct energy use segmented by primary source.	P44
Water		
EN5	Total water use.	P44
Emissions, Effluents, and Waste		
EN8	Greenhouse gas emissions (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6).	P44
EN11	Total amount of waste by type and destination.	P44

Social Performance Indicators

Section	Description	Page
Labor Practices and Decent Work		
Employment		
LA1	Breakdown of workforce.	P30
Diversity and Opportunity		
LA10	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring.	P30
Labour/Management Relations		
LA13	Provision for formal worker representation in decision-making or management, including corporate governance.	P15
Training and Education		
LA16	Description of programmes to support the continued employability of employees and to manage career endings.	P27-28,30
LA17	Specific policies and programmes for skills management or for lifelong learning.	P27-28,30
Human Rights		
Strategy and Management		
HR1	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results.	P14,29
Non-discrimination		
HR4	Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	P14,29
Strategy and Management		
HR8	Employee training on policies and practices concerning all aspects of human rights relevant to operations.	P14,29
Disciplinary Practices		
HR9	Description of appeal practices, including, but not limited to, human rights issues.	P14
HR10	Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights).	P14
Society		
Community		
SO1	Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures / programmes to address this issue, including monitoring systems and results of monitoring.	P33-35
Bribery and Corruption		
SO2	Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption.	P14
Community		
SO4	Awards received relevant to social, ethical, and environmental performance.	P20,35
Competition and Pricing		
SO7	Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour.	P14
Product Responsibility		
Customer Health and Safety		
PR1	Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	P20

*1: *The Global Reporting Initiative was inaugurated in 1997* as a joint operation of the Coalition for Environmentally Responsible Economies (CERES) and the United Nations Environment Programme (UNEP). Many environmental reporting organizations and individuals participate in the GRI, which has its headquarters in the Netherlands. The GRI guidelines are a common framework for sustainability reporting by corporations with a focus on the triple bottom lines (economic, environmental and social dimensions), or fundamental points of sustainability. The draft was published in 1999 and revised in 2002. The guidelines are scheduled to be revised every two or three years. The items listed above are those relevant to our company.

*2: Obtain at: http://www.sumitomocorp.co.jp/english/environmental_e/index.shtml

*3: Refer to Annual Report

For any inquiries or comments regarding this report, please contact:

Sumitomo Corporation
Global Environment Department

URL: http://www.sumitomocorp.co.jp/english/index.htm
1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan
E-mail: environment@sumitomocorp.co.jp
Telephone: 81(3)5166-3092
Facsimile: 81(3)5166-6310

This report is printed on paper made from reforested trees including those planted by Sumitomo Corporation in Chile.

Published in September 2004

Vegetable INK for waterless printing
Non Volatile Organic Compounds

ISO14001
JQA-EM0451

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